718

06013602

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Phosphagenics Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

FILE NO. 82- 34939 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/19/06

PHOSPHAGENICS LIMITED

ABN: 32 056 482 403



2005 annual report



Contents

Corporate Directory	2
Board of Directors	3
Chairman's Report	4
Managing Director's Report	6
Year in Review	8
Year in Summary	10
Patent Status List	11
Financial Report	
Corporate Governance Statement	13
Directors' Report	17
Auditors' Independence Declaration	25
Income Statement	26
Balance Sheet	27
Cash Flow Statement	28
Statement of Changes in Equity	29
Notes to the Financial Statements	30
Additional Shareholders' Information	72

Corporate Directory



PHOSPHAGENICS LIMITED
(ABN 32 056 482 403)

BOARD OF DIRECTORS
Associate Professor Andrew Lancelot Vizard
(Chairman and Independent Director)

Harry Rosen
(Managing Director)

Dr Ian Grant Pattison
(Chief Operating Officer)

Dr Esra Ogru
(Executive Director)

Professor John Mills
(Independent Director)

Jonathan Lancelot Addison
(Independent Director)

Michael David Preston
(Non-Executive Director)

COMPANY SECRETARY
Maurice Reginald Garbutt

REGISTERED OFFICE
& PRINCIPAL BUSINESS OFFICE
Level 2
90 William St
Melbourne Vic 3000 Australia
Telephone: 03 9605 5900
Facsimile: 03 9605 5999
www.phosphagenics.com
Email: info@phosphagenics.com

SHARE REGISTRAR
Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Vic 3067 Australia

AUDITORS
Ernst & Young
8 Exhibition Street
Melbourne Vic 3000 Australia

AUSTRALIAN STOCK EXCHANGE LIMITED
The Company's securities are quoted on the official lists of the Australian Stock Exchange Limited (ASX). The Company's ASX Code is POH and the home exchange in Melbourne. Option code is POHOB.

ALTERNATIVE INVESTMENTS MARKET
The Company's shares are quoted on the London Stock Exchange's Alternative Investment *Market (AIM). The Company AIM code is PSG.*

AMERICAN DEPOSITORY RECEIPTS
With effect from the 24th of March, 2006, the Company established a Level 1, American Depository Receipts (ADR) facility for trading on the US Over-the-Counter market. To view *the ADR website go to: www.marketwatch.com* and enter the ADR ticker symbol PPGNY.

ANNUAL GENERAL MEETING
Phosphagenics Limited AGM will be held on Friday 26th May, 2006, in the RACV Club's Bourke Room 1 & 2, Level 2, 501 Bourke St, *Melbourne, commencing at 2pm.*

SCIENTIFIC ADVISORY BOARD
Dr Simon West

Professor Angelo Azzi

Professor Frank Ng

Professor Ishwarlal Jialal

Board of Directors



Associate Prof. Andrew Lancelot Vizard
BVSc. (Hons), MVPM
Chairman & Independent Director



Jonathan Lancelot Addison
B.Ec. (Tas), ASIC, CFTA (Snr).
Independent Director



Harry Rosen
B.A., LL.B.
Managing Director



Prof. John Mills
B.S, M.D., F.A.C.P., F.R.A.C.P.
Independent Director



Dr Ian Grant Pattison
BSc. (Hons), PhD
Chief Operating Officer



Michael David Preston
M.A., F.C.A.
Non-Executive Director



Dr Esra Ogru
BSc. (Hons), PhD
Executive Director

Chairman's Report



It has been a year of significant progress and consolidation for Phosphagenics. In particular, a series of major research breakthroughs occurred during 2005, providing compelling evidence that Phosphagenics' patented core technologies have substantial commercial opportunity in a range of pharmaceutical markets.

RESEARCH & DEVELOPMENT

Research and development of our lead transdermal carrier, TPM-01, was particularly and purposefully rapid in 2005 (transdermal delivery is the delivery of drugs through the skin into the bloodstream). We broadened our transdermal drug platform delivering compounds that have never been delivered through the skin before, such as insulin, parathyroid hormone and morphine.

Our research into transdermal delivery of insulin and morphine will continue at an accelerated pace with Phase 2a human clinical trials and Proof of Concept Phase 1 human insulin clinical trials scheduled for 2006. Your Directors see the transdermal delivery of insulin as an especially attractive market for our technology as there are more than 194 million diabetics worldwide and in 2003, global sales of injectable human insulin reached US$4.7 billion, thus highlighting the prospective market for transdermal insulin delivery.

It is now clear that TPM-01 offers unique points of differentiation compared to competing transdermal delivery technologies – TPM-01 utilises existing natural transport mechanisms to "carry" drugs across the skin rather than disrupting the surface of the skin like other technologies; TPM-01 has anti-inflammatory and anti-erythema properties which minimise skin irritation; TPM-01 can provide sustained transdermal delivery of drugs, and TPM-01 can deliver both small (e.g. morphine) and large (e.g. insulin) molecules through the skin.

Your Directors have determined that the route to market for Phosphagenics' pharmaceutical products is through partnering with larger pharmaceutical companies at the appropriate stage in the product's development, so as to maximise return on the Company's R&D investment. Specifically, we aim to capitalise on our proprietary technology through joining our resources and development capabilities with co-development partners or licensees.

To this end, the Company entered into a development agreement with ALZA Corporation (ALZA). Under the terms of agreement, ALZA, a Johnson & Johnson company and one of the world's leading drug delivery companies, will fund test work to determine the feasibility of delivering a number of self-nominated compounds using Phosphagenics' patented transdermal delivery system, TPM-01.

Further commercial arrangements for the transdermal delivery system will be explored during 2006.

Two other aspects of our pharmaceutical program deserve mention - research into our cardiovascular product, APA-01, and the research into our cancer therapy enhancer, gamma tocopheryl phosphate (GTP-0805).

Phosphagenics now has solid data from two animal models showing that APA-01 has potent beneficial cardiovascular properties. As a result of these promising animal studies, Phosphagenics will be testing the cholesterol-lowering and anti-atherogenic properties of APA-01 in humans.

Initial studies with gamma tocopheryl phosphate in cultured cells have shown that this compound specifically induces death of cancer cells. Gamma tocopheryl phosphate is now being assessed as a platform drug delivery system in combination with other anti-cancer drugs, such as Tamoxifen. If successful, it will mean that lower doses of anti-cancer drugs will be required, which may avoid or limit the serious side-effects commonly associated with the administration of such drugs.

PERSONNEL

During the year, the scientific and commercial capacity of the Company was also strengthened. At the board level, Mr Harry Rosen was appointed as the Managing Director, Dr Ian Pattison as the Chief Operating Officer and Dr Esra Ogru was appointed as an Executive Director.

Our two research and development groups based at Monash University and Brooklyn have increased from 10 to 14 senior scientists, of whom eight have been awarded PhDs for pharmaceutical or chemistry-based research and one DSc.

FINANCIAL

In late 2005, Phosphagenics raised AUD $11.25 million by way of placement of approximately 47 million fully paid ordinary shares to overseas and domestic institutions, and other sophisticated investors, at 24 cents (10 pence) per share. It is pleasing to note that the major recipient of the placement was Orbis Global Equity Fund. Orbis has some US $8.5 billion under management, a AAA rating and a record of consistently outperforming the industry average. Orbis now hold about 11 per cent of Phosphagenics' shares.

The successful capital raising, combined with the significant income stream generated from our nutraceutical division, enabled us to end the year with cash reserves of about AUD $13 million. This allowed us to plan for an accelerated research program as outlined above.

This is the first financial report prepared by Phosphagenics based on the new Australian equivalents to International Financial Reporting Standards (AIFRS). The adoption of these policies leads to some material differences to the income statement and the balance sheet compared to the superseded accounting policies. Some of these policies deserve explanation.

AIFRS requires that the AUD $127 million of intellectual property (IP) acquired by the Company through the purchase of all outstanding Vital Health Sciences' shares on 31 December, 2004, be subject to impairment testing. Independent valuers were engaged to carry out this valuation and indicated that the overall value of the IP acquired on 31 December, 2004, had increased by AUD $68 million to AUD $195 million. It also indicated that although the total value of the portfolio had substantially increased during the year, some individual patents were deemed to be impaired by a total of AUD $3.9 million, as the development of the products to which they were allocated were deferred. Under AIFRS, it is only permissible to reduce value where impairment has occurred and not to increase the patent value. Consequently, the Company is not able to report in its financial statements IP valued at AUD $195 million; rather it is required to reduce the carrying value to AUD $123 million.

In addition, under AIFRS research expenditures are required to be expensed as they occur. For the 2005 year, the Company expensed AUD $3.1 million in research expenditure. Under the previous standards, such expenditures were capitalised with development expenditures.

These two changed accounting treatments account for AUD $7 million of the AUD $8.5 million losses that we recorded for 2005.

On behalf of my fellow Board members, I express my thanks to all staff of Phosphagenics for their very considerable and much appreciated efforts during the year.



Associate Professor
Andrew Lancelot Vizard
Chairman and Independent Director

Managing Director's Report



Phosphagenics achieved significant progress in its commercial operations, financial position and R&D advances in 2005. Our Chairman has provided an overview of the Company's direction in his report and I will address, in greater detail, specific areas of endeavour.

In 2005, we made major advancements on the six years of science and technological R&D. The highlight was the discovery that our transdermal delivery technology, TPM-01, is capable of delivering large and small molecule drugs, such as insulin, morphine and parathyroid hormone, without the use of injections. If this technology is *demonstrated to work effectively in humans, it* opens up new horizons that will lead to extensive commercial opportunities for the Company.

RESEARCH AND DEVELOPMENT

Morphine

Phosphagenics' patented drug delivery technology, *TPM-01, achieved a world first by* successfully delivering sustained therapeutic levels of morphine through human skin in a Phase 1 Proof of Concept study.

The study, conducted in 10 healthy male volunteers, showed that therapeutic blood levels were achieved within one hour and sustained for more than 48 hours following a single administration of TPM-01 - oral morphine administration only provides 24 hours of sustained effect. The morphine formulation, *administered to the upper arm, was well* tolerated with no serious adverse events, such as redness or irritation of the skin.

A follow up study, conducted later in the year on 18 healthy volunteers, demonstrated not only the reproductibility of the first clinical study, but also showed an improvement as a consequence of formulation optimisation. The next stage of development will be a Phase 2a efficacy study in *the second quarter of 2006 at the Royal* Adelaide Hospital.

This morphine research was 50 per cent funded by a $1.7 million Australian Government AusIndustry R&D START grant and half by Phosphagenics.

Insulin

Phosphagenics also extended the transdermal delivery system, TPM-01, to deliver large molecules, which culminated in the delivery of insulin transdermally in rats.

Insulin, a naturally occurring hormone that reduces the level of glucose in blood, is delivered using injections or more recently via inhalation - there is no transdermal insulin commercially available. The advantage of non-invasive insulin delivery through the skin is patient acceptability *and sustained delivery of the drug over an* extended period of time.

The insulin delivery system will be tested in pigs in early 2006 as a final step prior to human trials, which are scheduled to commence in the second quarter of 2006.

Parathyroid Hormone

Another molecule that has been successfully delivered using the TPM-01 technology is the bio-active fragment of human parathyroid hormone, which is used in the treatment of osteoporosis. Like insulin, this hormone is currently delivered by an injection.

Phosphagenics' TPM-01 transdermal delivery system is a drug delivery technology that has many proven advantages. These include, sustained drug release, reduced side effects by avoiding plasma drug peaks, improved efficacy by avoiding plasma drug troughs, improved *patient compliance and improved delivery into* the bloodstream of drugs that are inactivated by stomach acid, gut enzymes or by first pass liver metabolism.

Heart Disease

Continuing our research into the prevention of cardiovascular disease, the Company reproduced its initial results in a second animal model during the year that demonstrated the effectiveness of our oral product, APA-01, in inhibiting the progression of heart disease.

We obtained very good results in research *conducted on two recognised animal models* commonly used for assessing research into heart disease. Under the control of Professor Azzi at the University of Berne, Switzerland, rabbits on a high-cholesterol diet were shown to have 60 per cent fewer plaque lesions in arteries when treated with our product, APA-01, compared to *untreated rabbits. Additionally, the treated* rabbits had a 30 per cent reduction in the expression of the CD 36 receptors. These receptors are responsible for lipid uptake and deposition of cholesterol in arteries that contribute to the formation of plaque.

In the second arm of our research at Monash University, the lipid lowering and anti-atherogenic properties of APA-01 were examined using ApoE mice – a model widely accepted for research in cardiovascular disease. Animals administered with a daily dose of APA-01 achieved marked reductions in the plasma LDL cholesterol and triglyceride levels, 44 per cent and 51 per cent respectively, compared with the untreated animals.

This second study also importantly confirmed the effect of APA-01 by reducing arterial plaque formation with a 58 per cent prevention being *shown. With the consistency of data indicating* the positive value of APA-01 in reducing the build up of plaque in blood vessel walls, which ultimately is a cause of heart attacks and strokes, our next stage is to progress to clinical trials.

Cancer Therapy

The potential of our core technologies was demonstrated during the year with our development of a new derivative of tocopherol, GTP-0805. This product was tested in Malaysia in a recognised cell line that assesses the effects of drugs on cancer cells. The results showed that GTP-0805 was highly effective in killing both *prostate and breast cancer cells. Importantly,* unlike many other anti-cancer drugs, GTP-0805 is harmless to normal cells making it a very benign treatment. The Company is currently testing the effectiveness of GTP-0805 in an animal model.

COMMERCIAL

Income from our established US commercial partners, International Specialty Products (ISP) and Zila Nutraceuticals (Zila) was US$1,256,274 in 2005.

ISP, the US-based global distributor of Phosphagenics' personal care active ingredient, Vital ET®, produced under contact in Canada, is widely promoting Vital ET® to the world's leading personal care brands.

Vital ET® is promoted by ISP as, "a unique bio-functional complex of tocopheryl phosphate with activity as a modulator of cellular inflammation pathways". When Vital ET® is delivered to the outer epidermis through topical formulations it reduces symptoms in sensitive skin such as redness, irritation, swelling and itching. ISP's clinical studies have demonstrated that it is particularly effective in anti-acne, anti-aging, anti-wrinkle, wipes, shaving, scalp and hair treatments.

A very positive response has been received by ISP from both multinational and small companies as their research has demonstrated the effectiveness of Vital ET® in skin care products. However, the time lag from testing, to formulation, to market launch in large companies, is long, which resulted in lower than anticipated sales. A substantial increase in demand for the product towards the end of the year indicates that customers are increasingly using Vital ET® in their formulations.

In 2005, several cosmetic products using Vital ET® were introduced into the Australian market. Most recently, Pharmabrands launched its ACNIL acne treatment products and exceeded all sales expectations.

Zila, has an exclusive licence for tocopheryl phosphate in the US, Canada and Indonesia, and markets the product as Ester-E®. Utilising their brand marketing model, they have spent millions of dollars promoting Ester-E®. This is the model which has worked well for its Ester-C® product, a modified version of Vitamin C. Unfounded adverse press on Vitamin E in the US has not been the best environment to launch a new Vitamin E product.

It is recognised that demonstrating the clinical benefits of our phosphorylated form of Vitamin E will be the driver to build sales beyond levels so far achieved. As mentioned earlier, positive and consistent research from the two animal models has provided a credible base for the Company to progress to human trials. Positive results from these will support claims for cardiovascular health, which should rapidly translate to increased sales.

Financial

From a financial viewpoint there were a number of key developments on which I will elaborate.

In 2005, Collins Stewart Limited (Collins Stewart) was appointed as our Nominated Broker and Nominated Advisor for our UK listing. Collins Stewart is a wholly owned subsidiary of Collins Stewart Tullett plc, a member of the FTSE mid 250 Index of the main market of the London Stock Exchange. Their activities include institutional and private client stockbroking, market making, corporate finance, fund management and the supply of online financial information. They employ some 400 staff, operating from offices including London, Dublin and New York.

Significant reports were written by Collins Stewart and BBY Limited, with technical analysts at both firms responding very positively to our technological advances. Both brokers projected a significantly higher share price than that which prevailed in the market.

Our shares were actively traded on the London Stock Exchange's Alternative Investment Market (AIM) during 2005. As a comparison, there were 68.3 million shares traded on the ASX and 20.2 million traded on AIM.

Phosphagenics made progress with its Level 1 Over-the-Counter (OTC) Depositary Receipts (DR) program with The Bank of New York. This facility, which is expected to be operational by the end of March 2006, opens the Company's share registry to the global investment market - now US-based individuals and institutions will be able to purchase Phosphagenics' shares for the first time. The Bank of New York, which has assets in excess of US$92 billion, manages nearly two-thirds of the global DR market.

DRs are created when a broker purchases a company's shares in the local stock market and delivers them to a local custodian bank, which then instructs the depositary bank, such as The Bank of New York, to issue the DRs.

Outlook

Looking ahead, 2006 will prove to be a year that defines the Company and builds on the excellent research conducted by our innovative scientists during 2005. The money raised towards the end of 2005 will allow us to accelerate our research into insulin, morphine and other drug candidates, such as cancer and heart disease.

While the Company will maintain its focus on these drugs, we expect that similar opportunities to the ALZA arrangement will arise as our technology becomes recognised worldwide. These types of arrangements can be readily accommodated without losing focus on the prime direction of the Company. As importantly, such arrangements do not place any financial burdens on the Company as they are funded by partners.

In the normal cycle of a research start-up project, it takes many years for a company to launch a new product and even longer before it can obtain meaningful sales revenues. One of the few exceptions to this model is a biotechnology company which can earn money without product sales. It is normal practice for pharmaceutical companies to license technologies and pay upfront with milestone payments before the launch of a product that often takes many years. The Company has several opportunities to enter into such agreements during the course of 2006 or the first half of 2007.

We have previously emphasised that the Company's technology can deliver drugs through many different routes of administration. Although the Company commenced research on topical delivery, the transdermal market remains a small part of the drug delivery industry and during 2006 we will set out to demonstrate the strength of our technology in delivering drugs both orally or through inhalation, thereby expanding our future opportunities and distinguishing ourselves from other companies practicing in the transdermal field.

While the Company will concentrate on the pharmaceutical division during 2006, it expects to shortly obtain GRAS (Generally Recognised As Safe) status for our nutraceutical tocopheryl phosphate product. This will enable the Company to enter the functional food industry in the US, which we believe to be the most lucrative and applicable part of the nutritional industry for our products.

Harry Rosen

Harry Rosen
Managing Director

Phosphagenics - Consolidated Year in Review

FINANCIAL	2005 AIFRS	2004 AIFRS	2003 G.A.A.P.
NET ASSETS/EQUITY			
Per Share	24.2 cents	22.6 cents	17.1 cents
Amount	$132.13 m	$113.22 m	$29.38 m
SECURITIES : Year End Market Prices			
Shares (POH)	24.5 cents	30.0 cents	22.0 cents
Options (POHOB)	13.0 cents	17.0 cents	12.0 cents
MARKET CAPITALISATION	$133.95 m	$149.95 m	$45.1 m
ISSUED SECURITIES			
Shares (POH) quoted	546,758,476	499,834,011	172,100,867
Options (POHOB) quoted	59,646,712	59,696,177	60,168,148
EQUITY RAISING	$000	$000	$000
Exercise of Options	$9	$94	$2
Share Purchase Plan	-	2,119	-
Placement	11,250	4,540	5,235
Scrip Acquisition	-	89,188	-
Capital Raisings Costs	-685	-912	-286
	$10,574	$95,029	$4,951
FUNDING			
Cash and Receivables	14,192	7,882	2,377
OPERATING RESULTS			
Losses G.A.A.P.	NA	-3,148	-2,661
AIFRS Adjustments	-	872	NA
Post AIFRS Adjustments	-8,493	-2,276	-2,661

Commentary

1. *FY 2005 and FY 2004 are not directly comparable due to:*

- change from equity accounting (FY 2004) to wholly-owned consolidation (FY 2005)
- preparation of financial reports in FY 2005 for the first time under the Australian equivalents of International Financial Reporting Standards ("AIFRS")

2. In FY 2004 the Company held throughout the year a 36.3 per cent equity interest in Vital Health Sciences Pty Ltd ("VHS"). As such, for FY 2004 the Company equity accounted its 36.3 per cent share of losses amounting to $0.973 million out of total VHS losses of $2.680 million.

3. At the close of business on 31 December 2004, the Company acquired the remaining 63.7 per cent of VHS not previously held by the Company, as approved by shareholders resolution at the 29 January 2004, General Meeting of shareholders.

4. As noted in FY 2004 the Company reported a 36.3 per cent equity accounted share of losses of $0.973 million as a single in item in the Income Statement. However, in FY 2005 with VHS as a wholly-owned subsidiary the expenditure items were allocated to the specific and varied line items of expenditure as shown in the Income Statement and totalled $11.876 million. As such, and as stated above, the two annual results are not readily or directly comparable.

Phosphagenics - Consolidated Year in Review

Commentary (Continued)

5. To notionally compare the reported losses for FY 2004 and FY 2005 the equity accounted losses of FY 2004 need to be "grossed-up" to 100 per cent i.e.

36.3 per cent	=	$0.973 million
100.00 per cent of the VHS Results	=	$2.680 million

This additional $1.7 m in costs notionally increases the FY 2004 comparable financial results under AIFRS from a loss of $2.276 m to a loss of $3.983 m:

	Notional 2004	2005	Movement
Expenditure	$4.273 m	$11.876 m	$7.603 m
Loss	$3.983 m	$8.493 m	$4.510 m

With the majority of the increase from 2004 in the notionally comparable expenditure for 2005 being attributable to AIFRS "impairment" charge ($3.90 m).

6. In addition to the change from equity accounting of investments (36.3 per cent) to full consolidated ownership (100.0 per cent) the FY 2005 saw the first financial year prepared and reported under the new standards (AIFRS).

7. The impact of the introduction of AIFRS is dealt with in detail in the Notes to the Financial Statements and include the transitional changes and adjustments to allow FY 2004 results to be changed from A.G.A.A.P. to AIFRS.

8. Particular impact of AIFRS on your Company, its performance and financial position being:

(a) Impairment

Under AIFRS the carrying values of assets are tested and if such values have been diminished then an impairment charge equivalent to the difference in the carrying value and the newly assessed worth is charged to the Income Statement as an expense.

To comply with the new standard (AIFRS) the Company engaged Deloittes Touche Tomasu to value the Company's Intellectual Property ("IP").

As noted in the Chairman's Report, the valuation as conducted by Deloittes assessed that the Company's portfolio of patents in the year ended 31 December 2005 had increased from $127 million to $195 million; an assessed increase in value of $68 million.

However, within the valuation process Deloittes identified certain patents that had development work deferred in favour of other patent processes and had, in Deloittes opinion, diminished in carrying value by $3.9 million, an amount which AIFRS requires to be charged to the Income Statement.

(b) Research Expenditures

Under AIFRS research expenditures which previously were permitted to be capitalised under A.G.A.A.P. are now required to be expensed. For FY 2005, a year in which the Company substantially increased its R&D programmes, this has resulted in an amount of $3.074 million of research expenditure being charged to the Income Statement.

(c) Goodwill

In prior financial years G.A.A.P. required that Goodwill be amortised. Under AIFRS, this is no longer the case and impairment testing now applies.

Phosphagenics - Year in Summary

The following is a summary of material events and announcements made during 2005. For a full list of releases by the Company, go to the Company's website or to the Australia Stock Exchange's website.

21 January	Net Tangible Asset Backing	09 August	Website Upgrade
17 February	AIM - UK Broker & NOMAD Appointed	30 August	Phosphagenics - Appendix 4D Report June 2005
28 February	Preliminary Final Report & Full Year Accounts	20 September	Transdermal delivery of insulin
31 March	Phospha E Reduces Animal Blood Cholesterol Levels	23 September	Summary of Insulin Study
12 April	Agreement with Swiss Vitamins P/L Agreement	11 October	Appt of Executive Director/
15 April	Completion of Animal Trial for New Drug APA-01		Initial Directors Interest Notice
19 April	Annual Report to members	19 October	Conference Presentation
19 April	Successfully delivers morphine through human skin	21 October	Second Study - Phospha E
22 April	Notice of Annual General Meeting	07 November	Phosphagenics - ALZA Corporation
26 May	Results of Annual General Meeting		- Development Agreement
26 May	Chairman's & MD's AGM Addresses to Shareholders	14 November	Appendix 3B - A$11.25M Equity Placement
21 June	Peptide Results Extend Platform Technology	18 November	Section 708A Reliance Notice
05 July	July 2005 - Newsletter to Shareholders	21 November	Phosphagenics - November 2005 Newsletter
15 July	Release of Securities from Lock In Agreements	05 December	Executive Directorate - Responsibilities

Shareholder Information - Miscellaneous

Pooled Development Fund

During the period a number of members and investment advisers contacted the Company seeking to confirm when the Company voluntarily relinquished its Pooled Development Fund (PDF) registration and what was, for taxation purposes, the deemed acquisition cost per share held at the time of the surrender of the registration.

As announced to the Australian Stock Exchange (ASX) the Company:

(1) Ceased to be a registered PDF at close of business: 16 December 2004.

(2) The deemed acquisition cost per the first trades on the ASX on: 17 December 2004 was A$0.34.

Website :

During August, the Company completed an upgrade of its website, which can be visited at: www.phosphagenics.com

Members can also visit the Company's address at the ASX and the London Stock Exchange's (LSE) Alternative Investments Market (AIM):

ASX	(Code: POH)	www.asx.com.au
AIM	(Code: PSG)	www.londonstockexchange.com

American Depository Receipts (ADR)

As announced, and highlighted in the March 2006 Newsletter, the Company has sought and been granted effective status for an ADR facility whereby the Company's stock may be traded on the Over-the-Counter (OTC) market in the US.

The ADRs will facilitate and enable US investors to hold and trade in the stocks of foreign companies that are not listed in the US - each ADR will represent 30 Phosphagenics' shares.

The Company's facility has been established with The Bank of New York as the depository bank.

Patent Status List

PCT/AU	Publication Date	Title	Description	Country AU	BR	CA	CN	EU	FR	GE	IN	JP	KR	MA	MX	SA	UK	US	Expiry
00/000038	27-Jul-00	Recovery of Chroman Derivatives	Novel process for recovering a concentrate of chromans from a distillate containing chromans. Chromans includes tocopherols and tocotrienols					G	G	G	A			A			G	G	2020
00/000452	23-Nov-00	Improved Process for Phosphorylation and Compounds Produced by this Process	Process for phosphorylating a range of drugs and nutrients.	G	P	G		P				P			P			G	2020
01/001475	23-May-02	Formulation Containing Phosphate Derivatives of Electron Transfer Agents	Formulation of mono- and di- electron transfer agent phosphate derivatives, including where the mono- and di- electron transfer agent phosphate derivatives are derived from tocopherol. Administration of the formulation to subjects, including topical administration.	G	P	P	P	P				P	P		P			P	2021
01/001476	23-May-02	Complexes of Phosphate Derivatives	Complexes of phosphate derivatives of one or more hydroxylated actives (including electron transfer agents and tocopherol). Hydroxylated actives includes drugs, vitamins and health supplements.	G	P	P	P	P				P	P		P			P	2021
02/001003	13-Feb-03	Dermal Therapy Using Phosphate Derivatives of Electron Transfer Agents	Treatment of skin conditions through topical administration of a cosmetic or pharmaceutical formulation comprising one or more complexes of one or more phosphate derivatives of electron transfer agents.	G	P	P	P	P				P			P			P	2022
02/001081	20-Feb-03	Micronutrient Phosphates as Dietary and Health Supplements	Supplementing a subject's intake of a micronutrient through administering vitamin phosphate derivatives or complexes of phosphate derivatives of vitamins. Covers administration through dietary or health supplements and functional foods.	G	P	P		P				P			P	G		P	2022
02/001321	3-Apr-03	Modulation of Vitamin Storage	Administration of phosphate derivatives of vitamins, or complexes of phosphate derivatives of vitamins, so as to cause an accumulation of stored vitamin in the target tissue.	G	P	P		P				P			P	G		P	2022
02/001686	19-Jun-03	Transdermal Transport of Compounds	Topical formulations comprised of effective skin penetrating amounts of one or more phosphate derivatives of pharmaceutical hydroxy compounds and an acceptable carrier. Includes estrogen, estradiol, testosterone, atropine, morphine.	G	P	P	P	P				P			P			P	2022
03/000998	19-Feb-04	Carrier	Improving the efficacy and/or transdermal transport of topically delivered pharmaceuticals or pharmacologically active compounds by incorporating the compound in a carrier comprising an effective amount of one or more complexes of a phosphate derivative of a lipophilic compound.	G	P	P	P	P					P		P			P	
04/000490	28-Oct-04	Phosphates of Secondary Alcohols	Novel phosphates of cholesterol lowering drugs and other important pharmaceuticals, such as antidepressants, with improved bioavailability.	A	P	P	P	P				P	P		P			P	2024

G = Letters Patent Granted.

A = Application Accepted, Awaiting Letters Patent.

P = Application Pending. Please note that there is always a risk that pending patent applications will not be granted.

Country Abbreviations: AU = Australia; BR = Brazil; CA = Canada; CN = China; EU = Europe; FR = France; GE = Germany; IN = Indonesia; JP = Japan; KR = Korea; MA = Malaysia; MX = Mexico; SA = South Africa; UK = United Kingdom; US = United States

Patent Status List

PCT/AU	Publication Date	Title	Description	Country AU	BR	CA	CN	EU	FR	GE	IN	JP	KR	MA	MX	SA	UK	US	Expiry
04/000056	5-Aug-04	Compounds Having Anti-Proliferative Properties	Inhibiting occurrence of one or more of the following by administering an effective amount of one or more phosphate derivatives of one or more electron transfer agents: a) proliferation of monocytes/macrophages b) proliferation of smooth muscle cells c) expression of CD36 receptors d) uptake of oxidized LDL Alleviating/treating/preventing atherosclerosis. Alleviating/treating/preventing diabetes. Alleviating/treating/preventing Alzheimer's disease. Inhibiting occurrence of plaque formation in the vascular system. Alleviating inflammation associated with occurrence of one or more of a,b,c, or d (above)	A	P	P	P	P				P	P		P			P	2023
04/000491	28-Oct-04	*Phosphate* Derivatives	*Novel phosphate compounds from* aldehydes with a phenolic hydroxy group, and use of for improving bioavailability. Coverage includes *propofol and improvement of the* delivery of this anaesthetic.	G	P	P	P	P				P	P		P			P	2024
04/000492	28-Oct-04	Phosphate Derivatives of Pharmaceutical Products	Complexes of phosphate derivatives and phosphate derivatives of drugs with a phenolic hydroxy group, including opioids and steroid hormones.	P	P	P	P	P				P	P		P			P	2024
05/000307		Alkaloid Formulation	Formulations containing reaction products of one or more alkaloids with one or more phosphate derivatives of one or more electron transfer agents.	A (other countries to be chosen prior to National Phase deadline)														P	2025
05/001159		Carrier for Enteral Administration	Improving the efficacy and transport of enterally administered biologically active compounds by combining the active compound in a carrier comprising an effective amount of one or more phosphate derivatives of on of one or more electron transfer agents.	P (other countries to be chosen prior to National Phase deadline)															2025
not yet known		Compounds Having Anti-Cancer Properties	Alleviating symptoms, treating or preventing cancer, by administering to a subject, having or at risk of developing cancer, the pharmaceutical formulation.	Countries to be chosen															2026
not yet known		Compound Having Lipid Lowering Properties	Lowering the blood levels of a lipid selected from the group of LDL cholesterol, triglycerides, overall cholesterol and mixtures thereof, by administering an effective amount of one or more phosphate derivatives of one or more electron transfer agents.	Countries to be chosen															2026
Provisional filed		Transfer Proteins																	
Provisional filed		Compounds Having B-amyloid Toxicity *Inhibiting Properties*																	
Provisional filed		Transdermal delivery of large molecules																	
Provisional filed		Drug formulation																	
Provisional filed		Formulations Having Cytokine Regulating Properties																	

Financial Report

Corporate Governance Statement

Indemnification of Directors and Officers

During the year, the Company paid a premium in respect of a contract insuring its Directors and Officers against a liability, other than a wilful breach of duty, of a nature that is required to be disclosed under section 300(8) of the Corporations Act 2001. In accordance with section 300(9) of the Corporations Act 2001, further details have not been disclosed due to confidentiality provisions contained in the insurance contract.

Corporate Governance Practices and Conduct

For all listed companies in Australia, there is an Australian Stock Exchange Limited ('ASX') Listing Rule requiring the inclusion, in the Company's annual report, of a statement of the main Corporate Governance practices that have been applied during the reporting period. In March 2003, the ASX issued its Corporate Governance Council's ('Council') best practice recommendations. The Board of Directors has reviewed the recommendations which it endorses and has adopted the principles espoused therein as the basis for the Board Charter on Corporate Governance.

This statement outlines the main Corporate Governance policies that have been applied throughout the financial year, unless otherwise stated. Those practices are dealt with under the following headings:

- Board of Directors and its Committees;
- Internal Control Framework and Ethical Standards;
- Business Risk; and
- Role of Shareholders.

Board of Directors and its Committees

The Board of Directors is responsible for the overall Governance of the Company inclusive of its strategic development and the direction and the control of operations of the Company. Whilst the Board retains overall responsibility, it has established certain committees to assist in carrying out its responsibilities. Such committees include the Audit, Compliance and Corporate Governance Committee and the Share Allotment Committee.

The Directors in office at the date of this statement, their skills, experience, expertise and period of directorship are detailed in the Directors' Report.

In respect of the attendance at Board and Committee Meetings, shareholders are referred to the table of Meeting Attendance contained on page 16.

Composition of the Board

The Company's Constitution provides for the appointment of a minimum number of Directors of three and up to a maximum of eight. At the date of this report, the Company has seven Directors comprising three Executive and four Non-Executive Directors. The Chairman of the Board and the Chairman of the Board's Committees' are Non-Executive Directors.

In December 2005, the Board of Directors undertook a review of the status of each Director and reached the opinion that each Director apart from Messrs. Pattison, Rosen and Ms. Ogru could be classified as a Non-Executive Director. In addition, this assessment has concluded that by the tests set out in the Council's best practice guidelines that Prof. A. Vizard, Prof. J.Mills and Mr. J. Addison qualified as Independent Directors. At that time the remaining Director was considered not to be independent for the following reasons:

- Mr M Preston provided consulting services to, Vital Health Sciences Pty Ltd and assisted the Company in equity capital raisings.

The Constitution does not require a shareholding qualification for Directors.

Financial Report

Corporate Governance Statement (Continued)

Board Responsibilities

The responsibility for the operation and administration of the Company is delegated by the Board to the specifically identified outsourced service providers. The Board ensures that this team of service providers is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition, to the establishment of specific committees referred in this statement, these mechanisms include the following:

- Implementation of operating plans and budgets by management and Board monitoring of progress against budget - this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- Procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense;
- The review and approval of acquisitions and disposals of businesses and assets, and the approval of contracts and financing arrangements within defined limits; and
- The appointment of an outsourced service provider, which is responsible for managing the Company's public image and communication with shareholders.

In conjunction with an ongoing review of the Board Charter, the Board will consider its responsibilities and delegated authorities to ensure they comply with best practice corporate governance.

Nomination and Membership

Subject to the provisions of the Company's Constitution, the issues of board composition and selection criteria for Directors are dealt with by the full Board. Accordingly a Nomination and Membership Committee has not been established.

In this area, the Chairman and the Board Members regularly review the performance of the Board to ensure that the Board continues to have the mix of skills and experience necessary for the conduct of the Company's activities.

Whether to fill a vacancy or to expand the Board, the procedures applied by the Board include the selection of a panel of nominees. In compiling the panel of nominees, the Board draws on advice from external consultants.

Terms and conditions of the appointment are communicated to the nominees and include the level of remuneration. Again, the Constitution provides for events whereby Directors may be removed from the Board. Similarly shareholders have the ability to nominate, appoint and remove Directors.

In addition, the Constitution provides for the regular rotation of Directors, which ensures that Directors seek re-election by shareholders at least once every three years.

Given these existing regulatory requirements, Directors are not appointed for a specified term and Directors' continuity of service is in the hands of shareholders.

Independent Professional Advice

Directors, in carrying out their duties as Directors or as members of Board Committees, may, after prior consultation with the Chairman, seek independent professional advice at the expense of the Company. If appropriate, such advice will be available to all Directors.

Timely and Balanced Disclosure

Whilst the Board of Directors has not established written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance it does at each meeting of the Board of Directors specifically monitor the Company's activities and disclosures; on average there are between nine and 10 Board meetings a year. As noted earlier, the Board of Directors has endorsed the principles of best corporate governance practice as set out by the Council.

Financial Report

Corporate Governance Statement (Continued)

Compensation (Remuneration) Committee

In respect of Non-Executive Director remuneration, shareholders on 29 January 2004, in General Meeting, approved an increase in the aggregate sum paid to Non-Executive Directors to $300,000. The level of Directors' fees is reviewed regularly by the full Board following a review by the Chairman in conjunction with input from industry organisations. Accordingly, a Compensation (Remuneration) Committee has not been established.

Audit, Compliance and Corporate Governance Committee

This Committee as at the date of this statement comprises three Non-Executive Directors; namely Mr J Addison (Chairman), Prof. A Vizard and Prof. J Mills each of whom is considered to be an Independent Director. The Company's Auditors are invited to attend meetings and to participate in Committee discussions. The Company Secretary is the Committee Secretary.

The duties of the Committee include:

- The review of the Audit Programme and all matters relevant to the financial affairs of the Company's activities together with the production of Statutory Financial Reports inclusive of the reports and Declarations by Directors;
- To review and advise on procedures in place to record the Company's activities and to ensure the safety of the Company's records and assets;
- To review Internal Control Procedures and the Auditor's Management letter;
- To review the half yearly and yearly reports to the Australian Stock Exchange Limited together with a review of the scope and quality of the annual statutory audit and the half-year audit review; and
- To monitor Compliance with the provisions of the Corporations Act 2001, Australian Securities and Investment Commission guidelines and practice notes, Australian Stock Exchange Listing Rules, taxation requirements and all regulatory bodies.

During the year, the Committee considered for the adoption by the Board of Directors an Audit Charter in line with the Council's recommendations.

Share Allotment Committee

Any two Directors will constitute a quorum for this committee, which deals with the allotment of new shares or grant or exercise of options.

Internal Control Framework and Ethical Standards

The Board of Directors seeks to identify the expectations of shareholders as well as other regulatory and ethical expectations and obligations.

These matters are undertaken by the full Board together with the Audit, Compliance and Corporate Governance Committee. In respect of the ethical standards, the full Board regularly discusses the maintenance by the Company of appropriate ethical standards in line with the Council's recommendations.

Guidelines for Trading in Securities

By a resolution of the Board of Directors the following policy has been adopted subject to insider trading laws, continuous disclosure laws and listing rule requirements. The Directors are permitted to deal in securities in which they have a relevant interest without restriction for any period other than the last day in each financial half year until two business days after the release to the ASX of the announcements by the Company of its full-year or half-year results. Directors are required to wait at least two business days after the release of any other market sensitive announcement by the Company so that the market has had time to absorb the information. In addition, the Board of Directors have adopted the terms of the Alternative Investments Market (AIM) definition of 'close' period and which come within the terms of the existing Board policy.

Financial Report

Corporate Governance Statement (Continued)

Business Risk

The principal activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

The main areas of business risk, which are considered on an ongoing basis by the Board of Directors, arise from:

- Failure to develop Commercial products from the Company's research and development
- Failure to market the Company's products
- General economic factors including those affecting interest and exchange rates
- Changes in Corporations and Taxation Laws

Role of Shareholders and Communications

The support of the Company's shareholders is essential to the ultimate success and market acceptance of the Company's shares.

Annual Reports are provided to all share and option holders other than those members who have elected not to receive the Report. In addition, the Company has established a website on the Internet which displays much of the above information and invites shareholder feedback - www.phosphagenics.com. The Company has also established an e-mail directory for the direct distribution of announcements made to the ASX.

At the meetings of shareholders, Directors are subject to questioning by shareholders about the Directors' stewardship of the Company's affairs and it is shareholders who ultimately vote upon the financial statements and reports, the election of Directors, appointment of Auditors and any matters of special business.

Signed in accordance with a resolution of the Directors.

Associate Professor
Andrew Lancelot Vizard
Chairman and Independent Director

Melbourne
16 March 2006

Financial Report

Directors' Report

FOR THE YEAR ENDED 31 DECEMBER 2005

The Directors of Phosphagenics Limited submit herewith the annual financial report of the Company for the financial year ended 31 December 2005. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

DIRECTORS

The names and particulars of the Directors of the Company during or since the end of the financial year are:

Associate Professor Andrew Lancelot Vizard (Aged 47 years) BVSc (Hons) MVPM
Non-Executive Independent Director since July 1999
Chairman since October 2000
Last re-elected May 2005

With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. This enterprise is recognised as a leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. Professor Vizard is the author of over 50 scientific papers.

Professor Vizard is currently a Non-Executive Director of Ridley Corporation Ltd, Animal Health Australia Ltd, Primesafe, the Australian Poultry Industry Cooperative Research Centre and the Zoological Parks and Gardens Board of Victoria. He also sits on the Scientific Advisory Board for the Hermon Slade Foundation.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee and is the Company's representative on the Board of Directors of the Vital Health Sciences Pty Ltd group.

Harry Rosen (Aged 58 years) B.A. (Psychology), LLSB.
Executive Director appointed to the Board in June 1999
Appointed Managing Director December 2005
Last re-elected May 2004

Mr Rosen is Managing Director of Phosphagenics Limited and is a practicing lawyer. He is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries.

Mr Rosen has consulted to many technology companies assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising, stock exchange listings, taxation and corporate law. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and the University of Melbourne (LLB) in 1973.

Mr Rosen has an equity interest entitlement in and is a Director of Petrecycle Limited.

Dr Ian Grant Pattison (Aged 55 years) BSc. (Hons) PhD.
Chief Operating Officer, Director since December 2005
Last re-elected May 2004

Prior to joining Phosphagenics Limited Dr Pattison was the Asia/Pacific Director in charge of the Nutrition and Health Division of Cognis, a large German-based specialty chemical company.

Previously he was Managing Director of Betatene, an innovative Australian company, which led the world in the production and sale of natural beta-carotene from algae.

Dr. Pattison's earlier career was in the Australian mining industry in various research, operating, engineering, marketing and management positions. He graduated from the University of Melbourne, with BSc (Hons) and PhD.

On 4 March, 2004, Dr Pattison was appointed as a Director of Phosphagenics and of Vital Health Sciences Pty Ltd.

Financial Report

Directors' Report (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

Jonathan Lancelot Addison (Aged 53 years) B.Ec (Tas), ASIC, CFTP (Snr)
Non-Executive Director since November 2002
Last re-elected May 2005

Mr Addison has over 27 years in the investment management industry, including wide experience in superannuation. Currently, he is the Fund Manager of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, currently holds 21,800,000 shares in Phosphagenics Limited, being 4.36 per cent of the Company's issued voting share capital.

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Mr Addison is the Chairman of the Company's Audit, Compliance and Corporate Governance Committee.

Mr Addison also holds Non-Executive directorships with Austcorp Capital Funds Management Limited, Global Masters Fund Limited, African Enterprise Limited, Ceramic Funds Management Limited and Hawksbridge Limited.

Professor John Mills (Aged 65 years) BS, MD, FACP, FRACP
Non-Executive Independent Director since March 2004
Last re-elected May 2004

Professor Mills stepped down after 10 years as Director of the Macfarlane Burnet Institute for Medical Research, Australia's premier communicable disease and public health research institute.

Professor Mills is Managing Director of the ASX listed Narhex Life Sciences Limited. He currently holds professorial appointments at Monash University and at RMIT and is a consulting physician at the Alfred and Austin Hospitals. He is also a Director of TissuPath Pty Ltd and a Non-Executive Director of GBS Venture Partners Ltd.

Professor Mills has published over 200 scientific articles and has served as a consultant to industry and governments, the World Health Organization and the United Nations.

Professor Mills is a member of the Company's Audit, Compliance and Corporate Governance Committee.

Michael David Preston (Aged 60 years) M.A., F.C.A.
Non-Executive Director since 8 November 2004
Re-elected in May 2005

Mr Preston is a principal partner and founder of Alberdale & Co., an FSA-regulated corporate finance and business advisory firm based in London with offices in USA. Alberdale specialises in media, technology and life sciences and manages a high technology venture capital fund concentrating in life sciences. Mr Preston was previously a founder of Sterling Publishing Group PLC, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group PLC, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP. Mr Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and USA. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

Financial Report

Directors' Report (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

Dr Esra Ogru (Aged 30 years) BSc (Hons) PhD
Executive Director Research & Development
Appointed as an Executive Director 11 October 2005

Dr. Esra Ogru is responsible for the co-ordination and management of pre-clinical and clinical research for Phosphagenics.

After receiving her PhD in Biochemistry from Monash University, she conducted postdoctoral research at Monash University, Department of Biochemistry and Molecular Biology, where she was a member of the Obesity and Diabetes research group involved in the pre-clinical and clinical development of anti-obesity peptides.

Dr. Ogru is experienced in many aspects of academic and commercial research and has publications in peer-reviewed journals.

Unless indicated otherwise, all Directors held their position as a Director throughout the entire financial year and up to the date of this report.

Directorships of Other Listed Companies

Directorships of other listed companies held by Directors in the three years immediately before the end of the financial year are as follows:

Name	Company	Period of directorship
Prof. John Mills	Amrad Corporation Limited	21 June 1995 to 15 October 2003

Company Secretary

Maurice Garbutt

Principal Activities

The principle activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

Review of Operations

For the year, the Group returned an operating loss of $8.49 million (2004: $2.28 million) including impairment losses of $3.9 million (2004: Nil).

Changes in State of Affairs

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

Subsequent Events

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Financial Report

Directors' Report (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

FUTURE DEVELOPMENTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

ENVIRONMENTAL REGULATIONS

The principal activities of the Company are not subject to any particular or significant environmental regulations.

DIVIDENDS

The Directors have not recommended the payment of any dividends and no dividends were declared, paid or reinvested in the year to 31 December 2005.

SHARE OPTIONS

Share options granted to Directors and executives

During and since the end of the financial year an aggregate of 3,000,000 share options were granted to the following Directors and executives of the Company:

Directors and executives	Number of options granted	Issuing entity	Number of ordinary shares under option
Dr. Sandra N. Webb *	3,000,000 **	Phosphagenics Limited	3,000,000

* Dr Webb is a Director of Vital Health Sciences Pty Ltd

** On 17 August, 2005, the Board of Directors resolved to grant 3,000,000 options under the terms of the Employee Share Option Plan (ESOP) to Dr. S N Webb. Dr Webb as a director of a subsidiary company being an eligible employee.

The five-year options have an exercise price of $0.2148 each and, after an initial tranche of 500,000 which vest at the time of grant, will vest in five equal tranches at the end of consecutive six-monthly periods.

Under Accounting Standards, the Company is required to account for the options over the vesting period at the fair value established at the time of the grant (18 August 2005).

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.09485 per option.

Share options on issue at year end or exercised during the year

Details of unissued shares or interests under option are:

Issuing entity	Number of shares under option	Class of shares of option	Exercise price of options	Expiry date
Phosphagenics Limited	59,646,712	Ordinary	$0.20	7 June 2009

The holders of such options do not have the right, by virtue of the option, to participate in any share issue or interest issue of any other body corporate or registered scheme.

Financial Report

Directors' Report (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

Details of shares or interests issued during the financial year as a result of exercise of an option are:

Issuing entity	Number of shares issued	Class of shares	Amount paid for shares	Amount unpaid on shares
Phosphagenics Limited	49,465	Ordinary	$9,893.00	Nil

INDEMNIFICATION OF OFFICERS AND AUDITORS

During the year, the Company paid a premium in respect of a contract insuring its Directors and Officers against a liability, other than a wilful breach of duty, of a nature that is required to be disclosed under section 300(8) of the Corporations Act 2001. In accordance with section 300(9) of the Corporations Act 2001, further details have not been disclosed due to confidentiality provisions contained in the insurance contract.

DIRECTORS' MEETINGS

The following table sets out the number of Directors' meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director (while they were a Director or committee member). During the financial year, seven board meetings, five share allotment committee meetings and four audit committee meetings were held.

	Board of Directors		Share Allotment Committee		Audit Committee	
Directors	Held	Attended	Held	Attended	Held	Attended
Addison, J L	7	6	5	1	4	4
Mills, J	7	6	5		4	4
Ogru, E	7	2	5		4	
Pattison, I G	7	7	5	5	4	
Preston, M D	7	7	5		4	
Rosen, H	7	7	5	3	4	
Vizard, A L	7	7	5	1	4	3

Mr H. Rosen (2); Mr. MD Preston (1); and Prof. Mills (1) were granted leave of absence from Board meetings whilst travelling overseas during the period.

DIRECTORS' SHAREHOLDINGS

The following table sets out each Director's relevant interest in shares, debentures, and rights or options in shares or debentures of the Company or a related body corporate as at the date of this report.

Directors	Shares	Options
Addison, J L	4,000	-
Mills, J	167,667	-
Ogru, E	2,711,610	-
Pattison, I G	427,667	350,000
Preston, M D	2,372,659	-
Rosen, H	64,080,143	5,050,000
Vizard, A L	123,411	1,200,000
	69,887,157	6,600,000

There has been no movement in Directors' entitlements to options during the period. All options are exercisable at 20 cents each at any date up to June 2009.

Financial Report

Directors' Report (Continued)

For The Year Ended 31 December 2005

Remuneration Report

Remuneration policy for Directors and executives

The Company's policy for determining the nature and amounts of emoluments of Board members, Non-Executive Directors, Executive Directors and senior management is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages applicable to the Board members. The Broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Remuneration packages contain the following key elements:

- Salary and fees;
- Superannuation; and
- Options issued under the Company's Employee Share Option Plan.

Apart from termination benefits, which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The Company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

The aggregate remuneration paid to Non-Executive Directors is capped at the level approved by shareholders for this purpose. Non-Executive Directors' remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for Non-Executive Directors.

Remuneration is reviewed annually by the Board of Directors. The process consists of a review of Companywide, business unit and individual performance, relevant comparative remuneration in the market and internally, and where appropriate, external advice on policies and practices.

Director and Executive Details

The Directors of Phosphagenics Limited during the year were:

- Vizard, A L — Independent Chairman (Non-Executive)
- Mills, J — Independent Director (Non-Executive)
- Ogru, E — Director (Executive)
- Pattison, I G — Chief Operating Officer(Executive)
- Preston, M D — Director (Non-Executive)
- Rosen, H — Managing Director (Executive)
- Addison, J L — Independent Director (Non-Executive)

The group executives of Phosphagenics Limited during the year were:

- Butler, B R — Vice President - Nutraceuticals
- Chilton, M — Financial Controller
- Karanikolopoulos, K — Manager Corporate Development
- Webb, S N — Director - Vital Health Services Pty Ltd
- West, S M — Director - Vital Health Services Pty Ltd

Financial Report

Directors' Report (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

REMUNERATION OF DIRECTORS AND EXECUTIVES

The following table discloses the remuneration of the Directors of the Company:

	Short - Term Employment	Post-Payment	Share Based	Total
	Salary & fees	Superannuation	Options	
2005	$	$	$	$
Pattison, I G	229,358	20,642	-	250,000
Rosen, H	169,000	8,910	-	177,910
Ogru, E	125,000	-	-	125,000
Vizard, A L	68,104	6,129	-	74,233
Preston, M D	58,681	-	-	58,651
Mills, J	22,385	12,915	-	35,300
Addison, J L	32,385	2,915	-	35,300

REMUNERATION OF DIRECTORS AND EXECUTIVES (CONTINUED)

The following table discloses the remuneration of the executives of the Company and group executives of the consolidated entity:

	Short - Term Employment	Post-Payment	Share Based	Total
	Salary & fees	Superannuation	Options	
2005	$	$	$	$
Butler, B R	73,991	96,000	-	169,991
Webb, S N	115,939	-	47,425	163,364
Chilton, M	100,000	9,000	-	109,000
West, S M	100,000	-	-	100,000
Karanikolopoulos, K	84,098	7,569	-	91,667

Value of options issued to Directors and executives

The following table discloses the value of options granted, exercised or lapsed during the year:

	Options Granted Value at grant date	Options Exercised Value at exercise date	Options Lapsed Value at time of lapse	Total value of options granted, exercised and lapsed[3]	Value of options included in remuneration for the year[4]	Percentage of total remuneration for the year that consists of options
	$	$	$	$	$	%
Webb, SN	284,550	-	-	284,550	47,425	29.03

Value of options - basis of calculation

On 17 August 2005, the Board of Directors resolved to grant 3,000,000 options under the terms of the Employee Share Option Plan (ESOP) to Dr. S N Webb. Dr Webb, as a Director of a subsidiary company, being an eligible employee.

Financial Report

Directors' Report (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

The five year options have an exercise price of $0.2148 each and vest in six equal tranches at the end of consecutive six monthly periods beginning from 18 August 2005.

Under Accounting Standards, the Company is required to account for the options fair value established at the time of the grant (18 August 2005).

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.09485 per option.

For further details of the options refer to Note 5 in the Financial Statements.

NON-AUDIT SERVICES

The Directors are satisfied that the provision of non-audit services, during the year, by the auditor (or by another person or firm on the auditor's behalf) are compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

Details of amounts paid or payable to the auditor for non-audit services provided during the year by the auditor are outlined in note 6 to the financial statements.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 24 of the financial report.

ROUNDING OF AMOUNTS

The Company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the Directors' report and the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Signed in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

Harry Rosen
MANAGING DIRECTOR

Melbourne
16 March 2006

Financial Report

Auditors Independence Declaration

TO THE DIRECTORS OF PHOSPHAGENICS LIMITED

In relation to our audit of the financial report of Phosphagenics Limited for the financial year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Phosphagenics Limited

In relation to our review of the financial report of Phosphagenics Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Don Brumley
Partner
16 March 2006

Liability limited by a scheme approved under Professional Standards Legislation

Financial Report

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	PARENT 2005 $	PARENT 2004 $
Revenue					
Sale of Goods		184	-	-	-
Income from Start Grant		1,292	-	-	-
Royalties		1,498	-	-	-
Total Revenue		2,974	-	-	-
Cost of sales		(6)	-	-	-
Gross profit		2,968	-	-	-
Other income	3a	415	290	339	290
Share of profits of associates and jointly controlled entities accounted for using the equity method		-	(973)	-	(973)
Employee and Directors' benefits expenses		(1,227)	(511)	(893)	(511)
Occupancy and communications expenses		(298)	(232)	(250)	(232)
Consulting and professional expenses		(1,567)	(673)	(859)	(673)
Administration expenses		(821)	(23)	(695)	(23)
Research expenses		(3,074)	-	-	-
Impairment losses	12	(3,900)	-	-	-
Other expenses	3b	(989)	(154)	(227)	(154)
Loss before income tax expense		(8,493)	(2,276)	(2,585)	(2,276)
Income tax expense	4	-1,170	-	-	-
Loss from continuing operations		(7,323)	(2,276)	(2,585)	(2,276)
Loss for the period		(7,323)	(2,276)	(2,585)	(2,276)
Loss attributable to members of the parent entity		(7,323)	(2,276)	(2,585)	(2,276)
Earnings per share:					
Basic (cents per share)	17	(1.45)	(1.29)	(0.51)	(1.29)
Diluted (cents per share)	17	(1.45)	(1.29)	(0.51)	(1.29)

Notes to the financial statements are included on pages 30 to 71.

Financial Report

Balance Sheet

For The Year Ended 31 December 2005

	Note	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	PARENT 2005 $	PARENT 2004 $
Current Assets					
Cash and cash equivalents	24a	13,189	7,222	12,150	6,737
Trade and other receivables	7	1,003	660	3,095	21
Inventories	8	66	7	-	-
Prepayments		390	45	81	45
Total Current Assets		14,648	7,934	15,326	6,803
Non-Current Assets					
Investment in subsidiary	9	-	-	94,211	94,211
Property, plant and equipment	10	611	279	90	88
Goodwill	11	34,261	34,261	-	-
Intangible assets	12	121,552	125,262	-	-
Total Non-Current Assets		156,424	159,802	94,301	94,299
Total Assets		171,072	167,736	109,627	101,102
Current Liabilities					
Trade and other payables	13	1,623	794	534	62
Deferred tax liability	4	36,918	38,088	-	-
Provisions	14	38	168	30	14
Government grants		356	-	-	-
Total Current Liabilities		38,935	38,898	564	76
Total Liabilities		38,935	38,898	564	76
Net Assets		132,137	128,838	109,063	101,026
Equity					
Contributed Equity	15	145,306	134,731	145,306	134,731
Reserves	16	27,859	27,812	47	-
Retained earnings		(41,028)	(33,705)	(36,290)	(33,705)
Total Equity		132,137	128,838	109,063	101,026

Financial Report

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	PARENT 2005 $	PARENT 2004 $
Cash Flows from Operating Activities					
Receipts from customers		556	280	(28)	280
Government grants received		1,814	-	-	-
Payments to suppliers and employees		(6,921)	(1,758)	(2,370)	(1,758)
Net cash from/(used in) operating activities	24(b)	(4,551)	(1,478)	(2,398)	(1,478)
Cash Flows from Investing Activities					
Interest received		333	121	257	121
Purchase of property, plant and equipment		(390)	(14)	(21)	(14)
Proceeds from disposal of (available-for-sale investments		-	33	-	33
Purchase of other financial assets		-	(74)	-	(74)
Acquisition of subsidiary, net of cash acquired		-	485	-	-
Net cash provided by /(used in) investing activities		(57)	551	236	66
Cash Flows from Financing Activities					
Proceeds from issues of shares	15	10,575	5,741	10,575	5,741
Proceeds from exercising options		-	96	-	96
Loan to subsidiary		-	-	(3,000)	-
Net cash flows provided by /(used in) financing activities		10,575	5,837	7,575	5,837
Net increase in cash and cash equivalents		5,967	4,910	5,413	4,425
Cash and cash equivalents at the beginning of the financial year		7,222	2,312	6,737	2,312
Cash and Cash Equivalents At the end of the Financial Year	24(a)	13,189	7,222	12,150	6,737

Financial Report

Statement of Changes in Equity

	Contributed Equity $	Retained Losses $	Reserves $	Total $
CONSOLIDATED				
At 1 January 2004	39,701	(26,141)	-	13,560
Loss for the year	-	(2,276)	-	(2,276)
Exercise of options	94	-	-	94
Issue of share capital	94,936	-	-	94,936
Distribution of investment in associate	-	(5,288)	-	(5,288)
Fair value revaluation of remaining interest in associate	-	-	27,812	27,812
At 31 December 2004	134,731	(33,705)	27,812	128,838
Loss for the year	-	(7,323)	-	(7,323)
Exercise of options	8	-	-	8
Employee equity settled benefits	-	-	47	47
Issue of shares	10,567	-	-	10,567
At 31 December 2005	145,306	(41,028)	27,859	132,137

	Contributed Equity $	Retained Losses $	Reserves $	Total $
PARENT				
At 1 January 2004	39,701	(26,141)	-	13,560
Loss for the year	-	(2,276)	-	(2,276)
Exercise of options	94	-	-	94
Issue of share capital	94,936	-	-	94,936
Distribution of investment in associate	-	(5,288)	-	(5,288)
At 31 December 2004	134,731	(33,705)	-	101,026
Loss for the year	-	(2,585)	-	(2,585)
Exercise of options	8	-	-	8
Employee equity settled benefits	-	-	47	47
Issue of shares	10,567	-	-	10,567
At 31 December 2005	145,306	(36,290)	47	109,063

Financial Report

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2005

1. CORPORATE INFORMATION

The financial report of Phosphagenics Limited for the year ended 31 December 2005, was authorised for issue in accordance with a resolution of the Directors on 15 March 2006.

Phosphagenics Limited is a listed public company, incorporated and operating in Australia.

Registered office
Level 2, 90 William St, Melbourne, Victoria 3000

Employees
The number of employees at 31 December 2005 is 5 (2004:2)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation of the financial report

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. *The financial report has also been prepared on a historical cost basis.*

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000), unless otherwise stated under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

(b) Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian Standard equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first financial report prepared based on AIFRS and the 2004 comparatives for the year ended 31 December 2005, have been restated accordingly. Reconciliations of AIFRS equity and profit for 31 December 2004, to the balances reported in the 31 December 2004, financial report are detailed in the Statement of Changes in Equity table page 28.

The comparatives for the year ended 31 December 2004, have been restated to reflect the recognition and measurement of AIFRS except for the adoption of AASB 132: Financial Instruments: Presentation and Disclosure and AASB 139: *Financial Instruments: Recognition and Measurement,* as the Group has adopted the exemption under AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* to apply AASB 132 and AASB 139 from 1 January 2005. There was no impact on the Income Statement and equity on adoption of AASB 132 and AASB 139.

Australian Accounting Standards that have recently been issued or amended, but are not yet effective, have not been adopted for the annual reporting period ending 31 December 2005:

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date for Group
2005-1	AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore, no impact	1 January 2006	31 December 2006
2005-5	AASB 1: *First time adoption of AIFRS,* AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore, no impact	1 January 2006	31 December 2006
2005-6	AASB 3: *Business Combinations*	No change to accounting policy required. Therefore, no impact	1 January 2006	31 December 2006
2005-10	AASB 132: *Financial Instruments: Disclosure and Presentation,* AASB 101: *Presentation of Financial Statements,* AASB 114: *Segment Reporting,* AASB 17: *Leases,* AASB 133: *Earnings per Share,* AASB 139: *Financial Instruments: Recognition and Measurement,* AASB 1: *First-time adoption of AIFRS,* AASB 4: *Insurance Contracts* and AASB *1038: Life Insurance Contracts.*	No change to accounting policy required. Therefore, no impact	1 January 2007	31 December 2007
New Standard	AASB 7: *Financial Instruments: Disclosures*	No change to accounting policy required. Therefore, no impact	1 January 2007	31 December 2007

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

The following amendments are not applicable to the Group and therefore, have no impact

ASB Amendment	Affected Standard(s)
2005-2	AASB 1023: General Insurance Contracts
2005-4	AASB 1038: Life Insurance Contracts and AASB 1023: General Insurance Contracts
2005-9	AASB 4: Insurance Contracts and AASB 1023: General Insurance Contracts
2005-12	AASB 1038: Life Insurance Contracts and AASB 1023: General Insurance Contracts
2005-13	AAS 25: Financial Reporting by Superannuation Plan

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Phosphagenics Limited and its subsidiaries as at 31 December each year ('the Group').

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Investments in subsidiaries are carried in the parent's balance sheet at the lower of cost and recoverable amount.

(d) Significant accounting, judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of Goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the goodwill is allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in note 11.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted, as discussed in note 5.

(e) Cash and Cash Equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(f) Employee benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provisions made in respect of employee benefits, which are not expected to be settled within 12 months, are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

(g) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(h) Investment in associate

The Group's investment in its associate is accounted for under the equity method of accounting in the consolidated financial statements. This is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

The financial statements of the associate are used by the Group to apply the equity method. The reporting dates of the associate and the Group are identical and both use consistent accounting policies.

The investment in the associate is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated statement of changes in equity.

(i) Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(j) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(k) Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

(l) Intangible Assets

Acquired both separately and from a business combination

Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

Where amortisation is charged on assets with finite lives, this expense is taken to the income statement through the 'administrative expenses' line item.

Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.

Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite lived intangibles annually, either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Research and development costs

Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A summary of the policies applied to the Group's intangible assets is as follows:

	Patents and licences
Useful lives	*Finite*
Method of amortisation	*Over legal patent term*
Internally generated/acquired	*Acquired*
Impairment test/recoverable amount testing	*Where an indicator of impairment exists*

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

(m) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(n) Trade and other payables

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

(o) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised and as well as through the amortisation process.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) *Derecognition of financial assets and financial liabilities*

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 January 2005. Outlined below are the relevant accounting policies applicable to the derecognition of financial assets and financial liabilities for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

(i) Financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows from the asset have expired;

- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Group could be required to repay.

(ii) Financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

Accounting policies applicable for the year ending 30 June 2005

(i) Financial assets
A financial asset was derecognised when the contractual right to receive or exchange cash no longer existed.

(ii) Financial liabilities
A financial liability was derecognised when the contractual obligation to deliver or exchange cash no longer existed.

(q) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r) Share-based payment transactions

The Group provides benefits to employees (including Directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There is currently one plan in place to provide these benefits:
(i) the Employee Share Option Plan (ESOP), which provides benefits to directors and senior executives.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes model, further details of which are given in note 5.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Phosphagenics Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 17).

The Group has applied the requirements of AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' in respect of equity-settled awards and has applied AASB 2 'Share-Based Payments' only to equity instruments granted after 7 November 2002, that had not vested on or before 1 January 2005.

(s) Leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first in first out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

(u) Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(v) Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Land and buildings are measured at fair value less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Plant and equipment - over three to 20 years

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year the item is derecognised.

Impairment
The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised in the income statement in the cost of sales line item.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods and the costs in respect of the transaction can be reliably measured. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer.

Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Interest revenue
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

(x) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(y) *Foreign currency translation*

Both the functional and presentation currency Phosphagenics Limited and its Australian subsidiaries is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement.

(z) Comparative information - Financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement, as permitted on the first-time adoption of AIFRS. The policies that applied for 2004 comparatives are:

Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred. Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis. *Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.*

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED		PARENT	
	2005	2004	2005	2004
	$	$	$	$
3. REVENUE AND EXPENSES				
(a) Other Income				
Rental revenue	82	134	82	134
Other	-	35	-	35
Interest received	333	121	257	121
	415	290	339	290
(b) Other Expenses				
Net foreign exchange gains/(losses)	(31)	-	(16)	-
Depreciation	(58)	(21)	(19)	(21)
Amortisation	(6)	-	-	-
Operating lease rental expenses	(129)	(124)	(129)	(124)
Employee equity settled benefits	(47)	-	(47)	-
Advertising	(514)	-	-	-
Travel	(204)	-	-	-
Other	-	(9)	(16)	(9)
	(989)	(154)	(227)	(154)

	CONSOLIDATED		PARENT	
	2005	2004	2005	2004
	$	$	$	$
4. INCOME TAXES				
Major components of income tax expense for the years ended 31 December 2005 and 2004 are:				
Current income tax	-	-	-	-
Deferred income tax				
Relating to origination and reversal of temporary differences	(1,170)	-	-	-
Income tax expense recorded in income statement	(1,170)	-	-	-
The prima facie income tax expense on pre-tax accounting *profit from operations reconciles to the income* tax expense in the financial statements as follows:				
(Loss) from continuing operations	(8,493)	(2,276)	(2,585)	(2,276)
Accounting (loss) before income tax	(8,493)	(2,276)	(2,585)	(2,276)
Income tax expense calculated at 30% (2004: 30%)	(2,548)	(682)	(776)	(682)
Non-deductible expenses	1,446	129	-	129
Unused tax losses and tax offsets not recognised as deferred tax assets	1,102	553	776	553
Reversal of temporary differences	(1,170)	-	-	-
Income tax expense reported in income statement	(1,170)	-	-	-
Deferred tax liabilities comprise:				
Fair value adjustments on acquisition	36,918	38,088	-	-
	36,918	38,088	-	-

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

4. INCOME TAXES (CONTINUED)

Unrecognised deferred tax balances				
The following deferred tax assets have not been brought to account as assets:				
Tax losses not recognised	1,102	553	776	553
	1,102	553	776	553

Tax consolidation

Relevance of tax consolidation to the consolidated entity

The Company and its wholly-owned Australian resident entities have not formed a tax-consolidated group and are therefore taxed as separate entities.

5. EMPLOYEE BENEFITS

Employee share option plan

The Group has an employee share options plan (ESOP) for the granting of non-transferable options to certain Directors and senior executives.

During the year, options were issued to Dr. S.N. Webb, Dr. Webb, as a Director of a subsidiary company being an eligible employee.

The five year options have an exercise price of $0.2148 each and, after an initial tranche of 500,000 options which vest at the time of grant, will vest in five equal tranches at the end of consecutive six monthly periods, with the first tranche vesting on 18 August 2005. The options will lapse if:

(a) Dr. Webb ceases to be an employee of the group.
(b) Any vested options are unexercised after Close of Business 17 August 2010, being the fifth anniversary of date of issue.
There are no other service or performance criteria attached to these options.

Other relevant terms and conditions applicable to options granted under the ESOP include:

- the exercise price of the options is based on being 95 per cent of the weighted average of shares traded on the ASX for the five days immediately proceeding the day of offer.
- upon exercise, these options will be settled in ordinary shares of Phosphagenics Limited.
- the fair value of the options are estimated at the date of grant using the Black-Scholes method.

No ESOP options have been exercised in the year to 31 December 2005.

The following share-based payment arrangements were in existence during the period:

Options series	Number	Grant date	Expiry date	Exercise price $	Fair value at grant date $
Employee share options	3,000,000	18-08-05	17-08-10	0.2148	284,550

The weighted average fair value of the share options granted during the financial year is $47,425 (2004: Nil).
Options were priced using the Black-Scholes method.

Financial Report

Notes to the Financial Statements (Continued)

For The Year Ended 31 December 2005

5. EMPLOYEE BENEFITS (Continued)

Inputs into the model	ESOP
Grant date share price	$0.24
Exercise price	$0.2148
Expected volatility	56%
Option life	5 years
Dividend yield	0.00%
Risk-free interest rate	5.10%

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

The following table illustrates the number (No.) and weighted average exercise prices (WAEP) of share options issued under the ESOP.

	2005		2004	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of the financial year	-	-	-	-
Granted during the financial year	3,000,000	0.2148	-	-
Forfeited during the financial year	-	-	-	-
Exercised during the financial year (i)	-	-	-	-
Expired during the financial year	-	-	-	-
Outstanding at end of the financial year (ii)	3,000,000	0.2148	-	-
Exercisable at end of the financial year	500,000	0.2148	-	-

(i) Exercised during the financial year

No share options granted under the Employee Share Option Plan were exercised during the financial year:

(ii) Balance at end of the financial year

The share options outstanding at the end of the financial year had an exercise price of $0.2148, and a remaining contractual life to 17 August 2010.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED		PARENT	
	2005	2004	2005	2004
	$	$	$	$
6. REMUNERATION OF AUDITORS				
Auditor of the parent entity				
Amounts received or due and receivable:				
Audit or review of the financial report	60,000	29,085	60,000	29,085
Taxation services	19,500	8,315	19,500	8,315
Other non-audit services (assistance with conversion to International Financial Reporting Reporting Standards)	32,000	6,700	32,000	6,700
	111,500	44,100	111,500	44,100

The auditor of Phosphagenics Limited is Ernst & Young who were appointed at the beginning of the year, replacing PKF, the previous auditor as confirmed at the Annual General Meeting of the Company in May 2005. The valuation of the Company's intangible assets was conducted by Deloitte.

7. CURRENT TRADE AND OTHER RECEIVABLES				
Trade receivables (i)	854	44	2	-
Provision for doubtful debts	-	-	-	-
	854	44	2	-
Interest receivable	21	-	21	-
Loan to subsidiary	-	-	3,000	-
Research and development tax offset	316	316	-	-
Provision for non-recovery	(316)	(316)	-	-
Goods and services tax (GST)	127	21	72	21
recoverable Other	1	595	-	-
	1,003	660	3,095	21

(i) Trade receivables are non-interest bearing and are generally on 45-day terms, the exception being receivables from royalty streams that are receivable at the time specified in the relevant contract.

8. CURRENT INVENTORIES				
Raw materials:				
At cost	1	2	-	-
Finished goods:				
At cost	65	5	-	-
	66	7	-	-

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED		PARENT	
	2005	2004	2005	2004
	$	$	$	$
9. INVESTMENT IN SUBSIDIARY				
Shares in controlled entities	-	-	94,211	94,211
Vital Health Sciences Pty Ltd	-	-	94,211	94,211

	CONSOLIDATED		PARENT	
	Plant and equipment at cost	Total	Plant and equipment at cost	Total
	$	$	$	$
10. PROPERTY, PLANT AND EQUIPMENT				
Year ended 31 December 2005				
At 1 January 2005, net of accumulated amortisation	279	279	88	88
Additions	390	390	21	21
Depreciation charge for the year	(58)	(58)	(19)	(19)
At 31 December 2005, net of accumulated amortisation	611	611	90	90
At 1 January 2005				
Cost	545	545	210	210
Accumulated depreciation	(266)	(266)	(122)	(122)
Net carrying amount	279	279	88	88
At 31 December 2005				
Cost	935	935	231	231
Accumulated depreciation	(324)	(324)	(141)	(141)
Net carrying amount	611	611	90	90

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED		PARENT	
	2005	2004	2005	2004
	$	$	$	$
11. GOODWILL				
Gross carrying amount				
Balance at beginning of financial year	34,261	34,261	-	-
Balance at end of financial year	34,261	34,261	-	-
Accumulated impairment losses				
Balance at beginning of financial year	-	-	-	-
Impairment losses for the year	-	-	-	-
Balance at end of financial year	-	-	-	-
Net carrying amount				
At the beginning of the financial year	34,261	34,261	-	-
At the end of the financial year	34,261	34,261	-	-

Allocation of goodwill to cash-generating units

Goodwill has been allocated for impairment testing purposes to 1 individual cash-generating unit, as follows:

Individual cash-generating units
- Vital Health Sciences Pty Ltd

Impairment Testing

Goodwill acquired through business combinations has been allocated to one individual cash generating unit for impairment testing - Vital Health Sciences Pty Ltd. (VHS). Goodwill is tested for impairment annually.

The recoverable amount has been determined by calculation of the fair value, which is defined as the amount at which the asset would change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell.

Independent valuers (Deloitte) were engaged to carry out this valuation and chose to use the discounted cash flow method. They, in cooperation with Phosphagenics' senior management, prepared long term cash flow projections. Key assumptions of these projections included:
- management opinion on future sales and associated expenses on a product by product basis;
- different residual lifetime of VHS's patents;
- allocation of products' value to underlying patents; and
- probability adjustments (ranging from 0.35 to 1.00) to individual cash flows, reflecting various types of risks.

The discount rate used was between 12% - 13%, based on:
- the required rates of return on listed companies in a similar business;
- the indicative rates of return required by suppliers of venture capital; and
- VHS's current level of financial gearing.

No impairment charge has been recognised for the year ended 31 December 2005.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED Intellectual Property $	CONSOLIDATED Patent costs $	CONSOLIDATED Total $	COMPANY Total $
12. INTANGIBLE ASSETS				
Balance at 1 January 2005, *net of accumulated amortisation*	125,262	-	125,262	-
Additions	-	342	342	-
Provision for impairment	(3,900)	-	(3,900)	-
Write down of Patent costs	-	(146)	(146)	-
Amortisation expense	-	(6)	(6)	-
Balance at 31 December 2005, *net of accumulated amortisation*	121,362	190	121,552	-
At 1 January 2005				
Cost (Gross carrying amount)	125,262	-	125,262	-
Accumulated amortisation and impairment		-	-	-
Net carrying amount	125,262	-	125,262	-
At 31 December 2005				
Cost (Gross carrying amount)	125,262	342	125,604	-
Accumulated amortisation and impairment	(3,900)	(152)	(4,052)	-
Net carrying amount	121,362	190	121,552	-
Net book value				
As at 31 December 2005	121,362	190	121,552	-

Impairment Testing

Intellectual property acquired through business combinations has been allocated to one individual cash generating unit for impairment testing - Vital Health Sciences Pty Ltd. (VHS). Intellectual property represents the fair value of specific product patents acquired by the Company at 31 December 2004. Product patents are deemed to have a finite life and are amortised from the date at which significant revenues are earned, over the remaining patent term.

The intellectual property is tested for impairment where an indicator of impairment arises. The recoverable amount has been determined by calculation of the fair value, which is defined as the amount at which the asset would change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell.

Independent valuers (Deloitte) were engaged to carry out this valuation and chose to use the discounted cash flow method. They, in cooperation with Phosphagenics' senior management, prepared long term cash flow projections. Key assumptions of these projections included:

- management opinion on future sales and associated expenses on a product by product basis;
- different residual lifetime of VHS's patents;
- allocation of products' value to underlying patents; and
- probability adjustments (ranging from 0.35 to 1.00) to individual cash flows, reflecting various types of risks.

The discount rate used was between 12% - 13%, based on:

- the required rates of return on listed companies in a similar business;
- the indicative rates of return required by suppliers of venture capital; and
- VHS's current level of financial gearing.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

12. INTANGIBLE ASSETS (CONTINUED)

For the year ended 31 December 2005, an impairment charge of $3.9m has been recognised. The impairment has arisen because of the Directors' decision to place certain projects on hold in favour of allocating resources to new projects which the Directors believe will add proportionately more value to Phosphagenics in the long term.

The result was that although the total value of the patents had substantially increased during the year, various individual patents were deemed to be impaired as the development of the products to which they were allocated were deferred.

Under AIFRS it is not permissible either to increase the patent value, or offset losses in valuation against gains, only to reduce the value where impairment has occurred. The valuation carried out by Deloitte at 31 December 2005, indicated that notwithstanding the impairment to the carrying value of certain of the patents the overall value of the portfolio of patents existing at 31 December 2004, has increased by $68m to $195m.

	CONSOLIDATED		PARENT	
	2005	2004	2005	2004
	$	$	$	$
13. TRADE AND OTHER PAYABLES (CURRENT)				
Trade payables (i)	52	342	10	12
Accrued expenses	1,113	428	166	32
Goods and services tax (GST) payable	327	-	327	-
Other	131	24	31	18
	1,623	794	534	62

(i) No interest is charged on the trade payables for the first 60 days from the date of the invoice. Thereafter, interest is charged on the outstanding balance. The consolidated entity has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

14. PROVISIONS (CURRENT)

Employee benefits	38	16	30	14
	38	16	30	14

15. ISSUED CAPITAL

546,758,476 fully paid ordinary shares (2004: 499,834,011)	145,306	134,731	145,306	134,731
	145,306	134,731	145,306	134,731

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

15. ISSUED CAPITAL (CONTINUED)

CONSOLIDATED	2005		2004	
	No. '000	$	No. '000	$
Fully paid ordinary shares				
Balance at beginning of financial year	499,834	134,731	172,101	39,701
Issue of shares - cash				
46,875	11,234	29,967	6,661	-
Issue of shares - non cash (i)	-	-	297,294	89,188
Exercise of options	49	10	472	94
Exchange differences on overseas capital raising	-	16	-	-
Capital raising costs	-	(685)	-	(913)
Balance at end of financial year	546,758	145,306	499,834	134,731

PARENT	2005		2004	
	No. '000	$	No. '000	$
Fully paid ordinary shares				
Balance at beginning of financial year	499,834	134,731	172,101	39,701
Issue of shares - cash	46,875	11,234	29,967	6,661
Issue of shares - non cash (i)	-	-	297,294	89,188
Exercise of options	49	10	472	94
Exchange differences on overseas capital raising	-	16	-	-
Capital raising costs	-	(685)	-	(913)
Balance at end of financial year	546,758	145,306	499,834	134,731

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

(i) The fair value was determined to be the market price at date of issue. The shares were issued on 31 December 2004 as consideration for the acquisition of Vital Health Sciences Pty Ltd.

Share options

As at close of business on 31 December 2005, there were a total of 59,646,712 unexercised POHOB options held on the market as well as 3,000,000 unexercised options issued under the Employee Share Option Plan (ESOP).

POHOB share options carry no rights to dividends and no voting rights. Further details of the ESOP are contained in note 5 to the financial statements.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED		PARENT	
	2005	2004	2005	2004
	$	$	$	$
16. RESERVES				
Asset revaluation	27,812	27,812	-	-
Employee equity-settled benefits	47	-	47	-
	27,859	27,812	47	-
Asset revaluation reserve				
Balance at beginning of financial year	-	-	-	-
Revaluation increments/(decrements)	39,732	39,732	-	-
Deferred tax liability arising on revaluation	(11,920)	(11,920)	-	-
Balance at end of financial year	27,812	27,812	-	-

The increment to this reserve relates to the acquisition of Vital Health Sciences Pty Ltd and determines the fair value of the intellectual property acquired.

	CONSOLIDATED		PARENT	
Employee equity-settled benefits reserve				
Balance at beginning of financial year	-	-	-	-
Fair value of options vested	47	-	47	-
Balance at end of financial year	47	-	47	-

The employee share option and share plan reserve is used to record the value of equity benefits provided to employees and directors as part of their remuneration. For further details refer to Note 5 in the Financial Statements.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED	
	2005	2004
	Cents per share	Cents per share
17. EARNINGS PER SHARE		
Basic earnings per share:		
From continuing operations	(1.45)	(1.29)
Diluted earnings per share:		
From continuing operations	(1.45)	(1.29)

Basic earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders (after deducting interest on the convertible redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options and dilutive convertible non-cumulative redeemable preference shares).

The share options outstanding were not dilutive, as their conversion would result in a reduction in the loss per share.

The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	2005	2004
	$	$
Earnings from continuing operations	(7,323)	(2,276)
	2005	2004
	No.'000	No.'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	503,978	176,546

	CONSOLIDATED		PARENT	
	2005	2004	2005	2004
	$	$	$	$
18. COMMITMENTS FOR EXPENDITURE				
Operating leases				
Leasing arrangements *Non-cancellable operating leases relate to the rent of office accommodation.*				
Non-cancellable operating lease payments				
Not longer than 1 year	101	106	101	106
Longer than 1 year and not longer than 5 years	-	255	-	255
Longer than 5 years	-	-	-	-
	101	361	101	361

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	PARENT 2005 $	PARENT 2004 $
19. DIVIDENDS				
Declared and Paid				
Fully paid ordinary shares				
Interim dividend:	-	-	-	-
Franked to 0 % (Prior year: 0 %)				
Final dividend: (i)	-	-	-	5,288
Franked to 0 % (Prior year: 0 %)				

	PARENT 2005 $	PARENT 2004 $
Franking account balance	-	-

(i) On February 27 2004, in accordance with a resolution of Directors, the Company provided a dividend of $5,288,000 to shareholders consisting of an in specie distribution of the Company's investment in Petrecycle Limited to Phosphagenics Limited's shareholders as registered on February 9 2004.

The dividend was paid on the basis of one Petrecycle Limited share for each 10 Phosphagenics Limited shares held. The carrying value of Petrecycle Limited was determined by the Directors to represent its fair value. The Company has no franking credits and accordingly the dividend was unfranked.

20. SEGMENT INFORMATION

Products and services within each business segment
For management purposes, the consolidated entity is organised into two major operating divisions - Nutraceuticals and Pharmaceuticals. These divisions are the basis on which the consolidated entity reports its primary segment information. The principal products and services of each of these divisions are as follows:

Licensing of dietary supplements, production and sale of products for the personal care industry.

Licensing of pharmaceuticals and transdermal technologies.

The following tables represent revenue and profit information and certain asset and liability information regarding business segments for the years ended 31 December 2005 and 2004.

Segment revenues	External sales 2005 $	External sales 2004 $	Inter-segment *(i)* 2005 $	Inter-segment *(i)* 2004 $	Other 2005 $	Other 2004 $	Total 2005 $	Total 2004 $
Nutraceuticals	1,682	-	-	-	-	-	1,682	-
Pharmaceuticals	1,292	-	-	-	-	-	1,292	-
Total of all segments							2,974	-
Unallocated							415	290
Consolidated							3,389	290

(i) For the year ended 31 December 2004, Phosphagenics Limited operated as a registered Pooled Development Fund. The Company's only primary business was investment and its only secondary geographical segment was operating in Australia.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

20. SEGMENT INFORMATION (CONTINUED)

Segment result

	2005 $	2004 $
Continuing operations:		-
Nutraceuticals	143	-
Pharmaceuticals	(2,165)	-
Unallocated	(6,471)	(2,276)
Profit before income tax expense	(8,493)	(2,276)
Income tax expense	1,170	-
Profit for the period from continuing operations	(7,323)	(2,276)

Segment assets and liabilities	Assets		Liabilities	
	2005 $	2004 $	2005 $	2004 $
Nutraceuticals	111	-	6	-
Pharmaceuticals	12	-	-	-
Total of all segments	123	-	6	-
Unallocated	170,949	167,736	38,929	38,898
Consolidated	171,072	167,736	38,935	38,898

Other segment information	Depreciation and amortisation of segment assets		Research expenses	
	2005 $	2004 $	2005 $	2004 $
Nutraceuticals	12	-	287	-
Pharmaceuticals	1	-	2,787	-

Geographical segments

The consolidated entity's two divisions operate in one principal geographical area - the USA.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

21. DIRECTORS AND EXECUTIVE DISCLOSURES

(a) Details of Key Management Personnel

Vizard, A L	Independent Chairman (Non-Executive)
Addison, J L	Independent Director (Non-Executive
Mills, J	Independent Director (Non-Executive)
Ogru, E	Director (Executive)
Pattison, I G	Chief Operating Officer s(Executive)
Preston, M D	Director (Non-Executive)
Rosen, H	Managing Director (Executive)
Butler, B R	Vice President - Nutraceuticals
Chilton, M	Financial Controller
Karanikolopoulos, K	Manager Corporate Development
Webb, S N	Director - Vital Health Services Pty Ltd
West, S M	Director - Vital Health Services Pty Ltd

(b) Remuneration of Key Management Personnel

(i) Remuneration Policy

The Company's policy for determining the nature and amounts of emoluments of Non-Executive Directors, Executive Directors and senior management is as follows:

The Board is responsible for making recommendations on remuneration policies and packages. The Broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Remuneration packages contain the following key elements:

- Salary and fees;
- Superannuation; and
- Options issued under the Company's Employee Share Option Plan.

Apart from termination benefits, which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The Company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

I G Pattison is subject to a three-month notice period and Dr E Ogru, a one-month notice period.

The aggregate remuneration paid to Non-Executive Directors is capped at the level approved by shareholders for this purpose. Non-Executive Directors' remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for Non-Executive Directors.

Remuneration is reviewed annually by the Board of Directors. The process consists of a review of companywide, business unit and individual performance, relevant comparative remuneration in the market and internally, and where appropriate, external advice on policies and practices.

Notes to the Financial Statements (Continued)

For The Year Ended 31 December 2005

21. DIRECTORS AND EXECUTIVE DISCLOSURES (Continued)

(ii) Remuneration of key management personnel

The following table discloses the remuneration of the Directors of the Company:

	Short - Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2005	$	$	$	$
Pattison, I G	229,358	20,642	-	250,000
Rosen, H	169,000	8,910	-	177,910
Ogru, E	125,000	-	-	125,000
Vizard, A L	68,104	6,129	-	74,233
Preston, M D	58,681	-	-	58,651
Mills, J	22,385	12,915	-	35,300
Addison, J L	32,385	2,915	-	35,300

	Short - Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2004	$	$	$	$
Pattison, I G	191,132	17,202	-	208,334
Rosen, H	185,000	4,500	-	189,500
Vizard, A L	60,000	5,400	-	65,400
Rebuck, A	9,586	863	-	10,449
West, S	100,000	-	-	100,000
Fisher, A	4,301	387	-	4,688
Preston, M D	3,209	-	-	3,209
Mills, J	7,849	9,958	-	17,807
Addison, J L	20,000	1,800	-	21,800

Financial Report

Notes to the Financial Statements (Continued)

For The Year Ended 31 December 2005

21. DIRECTORS AND EXECUTIVE DISCLOSURES (Continued)

The following table discloses the remuneration of the executives of the Company and group executives of the consolidated entity:

	Short - Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2005	$	$	$	$
Butler, B R	73,991	96,000	-	169,991
Webb, S N	115,939	-	47,425	163,364
Chilton, M	100,000	9,000	-	109,000
West, S M	100,000	-	-	100,000
Karanikolopoulos, K	84,098	7,569	-	91,667

	Short - Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2004	$	$	$	$
Butler, B R	73,962	14,102	-	88,064
Chilton, M	53,025	3,834	-	-
West, S M	100,000	-	-	100,000

	2005		2004	
Aggregates	Consolidated	Parent	Consolidated	Parent
	$	$	$	$
Short-Term	1,178,941	1,178,851	808,062	808,062
Post-Employment	164,080	164,080	58,046	58,046
Share Based Payment	47,425	47,425	-	-
	1,390,446	1,390,446	866,110	866,110

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

21. DIRECTORS AND EXECUTIVE DISCLOSURES (CONTINUED)

(c) Option holdings of Key Management Personnel

Executive share options of Phosphagenics

	Balance @ 1/1/05 No.	Granted as remu-neration No.	Date Granted	Net other change No.	Bal @ 31/12/05 No.	Expiry Date	Exercise Price $	Fair Value $'000	Options vested during year No.
Specified directors									
Addison, JL	-	-	-	-	-	7-6-2009	-	-	-
Mills, J	-	-	-	-	-	7-6-2009	-	-	-
Ogru, E	-	-	-	-	-	7-6-2009	-	-	-
Pattison, IG	350,000	-	-	-	350,000	7-6-2009	-	-	-
Preston, MD	-	-	-	-	-	7-6-2009	-	-	-
Rosen, H	5,050,000	-	-	-	5,050,000	7-6-2009	-	-	-
Vizard, AL	1,200,000	-	-	-	1,200,000	7-6-2009	-	-	-
Specified executives									
Butler, BR	-	-	-	-	-	7-6-2009	-	-	-
Chilton, M	200,000	-	-	-	200,000	7-6-2009	-	-	-
Karanikolopoulos, K	-	-	-	-	-	-	-	-	-
Webb, SN	-	3,000,000	18-8-05	-	3,000,000	7-6-2009	0.2148	285	500,000
West, SM	2,675,000	-	-	-	2,675,000	7-6-2009	-	-	-
	9,475,000	3,000,000	-	-	12,475,000	-	0.2148	285	500,000

All Phosphagenics Limited share options issued to Ms. S.N. Webb during the financial year were made in accordance with the provisions of the Employee Share Option Plan (ESOP). Options held by other Directors were acquired as part of the original subscriptions for shares in Phosphagenics in 1999. During the financial year, no options were exercised by specified Directors and executives for ordinary shares in Phosphagenics Limited. No amounts remain unpaid on the options exercised during the financial year at year end.

Further details of the Employee Share Option Plan and of share options granted during the financial year is contained in note 5 to the financial statements.

(d) Shareholdings of Key Management Personnel

Fully paid ordinary shares of Phosphagenics Limited

	Balance @ 1/1/05 No.	Granted as remu-neration No.	Received on exercise of options	Net other change No.	Balance @ 31/12/05 No.	Balance @ held nominally No.
Addison, JL	4,000	-	-	-	4,000	-
Mills, J	107,667	-	-	60,000	167,667	-
Ogru, E	2,711,610	-	-	-	2,711,610	-
Pattison, IG	367,667	-	-	60,000	427,667	-
Preston, MD	2,372,659	-	-	-	2,372,659	-
Rosen, H	64,030,143	-	-	50,000	64,080,143	-
Vizard, AL	123,411	-	-	-	123,411	-
Butler, BR	7,626,406	-	-	60,000	7,686,406	-
Chilton, M	150,000	-	-	-	150,000	-
Karanikolopoulos, K	-	-	-	4,200	4,200	-
Webb, SN	20,000	-	-	-	20,000	-
West, SM	59,171,143	-	-	-	59,171,143	-
	136,684,706	-	-	234,200	136,918,906	-

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

22. RELATED PARTY DISCLOSURE

The consolidated financial statements include the financial statements of Phosphagenics Limited and the subsidiaries listed in the following table.

Name	Country of Incorporation	% Equity Interest 2005	% Equity Interest 2004	Investment $ 2005	Investment $ 2004
Vital Health Sciences Pty Ltd	Australia	100	100	94,211	94,211
Preform Technologies Pty Ltd	Australia	100	100	-	-
Adoil Pty Ltd	Australia	100	100	-	-

(a) Other transactions with key management personnel

The profit from operations includes no items of revenue and expense that resulted from transactions other than remuneration or equity holdings, with specified directors or their personally-related entities:

(b) Transactions with other related parties

Other related parties include:

- subsidiaries;

During the year, Vital Health Sciences Pty Ltd borrowed $3,000,000 from Phosphagenics Limited. No part of these funds has been repaid. There are no terms and conditions attached to this loan.

No amounts were provided for doubtful debts relating to debts due from related parties at reporting date (2004: Nil).

Transactions involving the parent entity

During the financial year, Phosphagenics Limited recognised a net receivable of $3,000,000 (2004: Nil) from its wholly-owned subsidiary for their working capital requirements for the current period. There are no terms and conditions attached to the repayment of this receivable.

(c) Parent entities

The parent entity in the consolidated entity is Phosphagenics Limited.

23. SUBSEQUENT EVENTS

There have been no significant events subsequent to balance date.

Notes to the Financial Statements (Continued)

For The Year Ended 31 December 2005

		Note	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	PARENT 2005 $	PARENT 2004 $
24.	**NOTES TO THE CASH FLOW STATEMENT**					
(a)	Reconciliation of cash and cash equivalents For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:					
	Cash at Bank		3,189	7,222	2,150	6,737
	Short Term Deposits		10,000	-	10,000	-
			13,189	7,222	12,150	6,737
(b)	Reconciliation of profit for the period to net cash flows from operating activities					
	Net Profit		(8,493)	(2,276)	(2,585)	(2,276)
	Adjustments for:					
	Depreciation and amortisation of non-current assets		64	21	19	21
	Capitalization of patent expenses		(196)	-	-	-
	Impairment losses		3,900	-	-	-
	Interest received		(333)	(121)	(257)	(121)
	Share of associate's net losses, net of amortisation adjustment		-	811	-	811
	Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:					
	(Increase)/decrease in assets:					
	Trade receivables and other receivables		(936)	45	(74)	45
	Inventories		(59)	-	-	-
	Prepayments		250	(13)	(36)	(13)
	Increase/(decrease) in liabilities:					
	Trade payables and other payables		876	55	519	55
	Government grants		356	-	-	-
	Provisions		20	-	16	-
	Net cash from/(used in) operating activities		(4,551)	(1,478)	(2,398)	(1,478)

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

25. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives

The Group's principal financial instruments comprise of cash and short-term deposits.

The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates.

The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

(b) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(c) Foreign currency risk management

The Group has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's measurement currency. The Group manage this exposure through the use of a USD bank account.

(d) Interest rate risk management

The consolidated entity is only exposed to interest rate risk in the area of cash at bank as it has no borrowings. The interest rate risk surrounding cash at bank is minimal.

(e) Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. The group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The consolidated entity exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. The consolidated entity measures credit risk on a fair value basis.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral obtained:

(f) Liquidity risk management

The consolidated entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

Financial Report

Notes to the Financial Statements (Continued)

For The Year Ended 31 December 2005

25. FINANCIAL INSTRUMENTS (Continued)

(g) Fair value of financial instruments

Except as detailed in the following table, the Directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates to their fair values (2004: net fair value).

The fair values and net fair values of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices;
- the fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis; and

Transaction costs are included in the determination of net fair value.

The following tables detail the fair value of financial assets and financial liabilities:

CONSOLIDATED 2005	Carrying amount $	Fair value $
Financial assets		
Cash and cash equivalents	13,189	13,189
Trade and other receivables	1,003	1,003
Other receivables	390	390
	14,582	14,582
Financial liabilities		
Trade payables	52	52
Other payables	1,571	1,571
Deferred government grants	356	356
	1,979	1,979

2004	Carrying amount $	Fair value $
Financial assets		
Cash and cash equivalents	7,222	7,222
Trade and other receivables	660	660
Other receivables	45	45
	7,927	7,927
Financial liabilities		
Trade payables	342	342
Other payables	452	452
	794	794

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

25. FINANCIAL INSTRUMENTS (CONTINUED)

PARENT

2005	Carrying amount $	Fair value $
Financial assets		
Cash and cash equivalents	12,150	12,150
Trade and other receivables	3,095	3,095
Other receivables	81	81
	15,326	15,326
Financial liabilities		
Trade payables	10	10
Other payables	524	524
	534	534

2004	Carrying amount $	Fair value $
Financial assets		
Cash and cash equivalents	6,737	6,737
Trade and other receivables	21	21
Other receivables	45	45
	6,803	6,803
Financial liabilities		
Trade payables	12	12
Other payables	50	50
	62	62

Interest Rate Risk

The following table sets out the carrying amount, by maturity, of the financial instruments that are exposed to interest rate risk.

CONSOLIDATED

2005	Variable interest rate $	Maturity dates Less than 1 year $	1-5 years $	More than 5 years $	Non interest bearing $	Total $
Floating Rate						
Cash and cash equivalents	13,189	-	-	-	-	13,189
	13,189	-	-	-	-	13,189

2004	Variable interest rate $	Maturity dates Less than 1 year $	1-5 years $	More than 5 years $	Non interest bearing $	Total $
Floating Rate						
Cash and cash equivalents	7,222	-	-	-	-	7,222
	7,222	-	-	-	-	7,222

Financial Report

Notes to the Financial Statements (Continued)

For The Year Ended 31 December 2005

25. FINANCIAL INSTRUMENTS (Continued)

PARENT	Variable interest rate	Maturity dates Less than 1 year	1-5 years	More than 5 years	Non interest bearing	Total
2005	$	$	$	$	$	$
Floating Rate						
Cash and cash equivalents	12,150	-	-	-	-	12,150
	12,150	-	-	-	-	12,150

	Variable interest rate	Maturity dates Less than 1 year	1-5 years	More than 5 years	Non interest bearing	Total
2005	$	$	$	$	$	$
Floating Rate						
Cash and cash equivalents	6,737	-	-	-	-	6,737
	6,737	-	-	-	-	6,737

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

26. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under previous Australian Generally Accepted Accounting Principles ("AGAAP") are illustrated below.

Effect of AIFRS on the balance sheet as at 1 January 2004

		CONSOLIDATED			PARENT		
	Note	Super-seded policies* $	Effect of transition to AIFRS $	AIFRS $	Super-seded policies* $	Effect of transition to AIFRS $	AIFRS $
Current assets							
Cash & cash equivalents		2,312	-	2,312	2,312	-	2,312
Trade & other receivables		66	-	66	66	-	66
Other financial assets		13	-	13	13	-	13
Other		32	-	32	32	-	32
Total current assets		2,423	-	2,423	2,423	-	2,423
Non-current assets							
Investments accounted for using the equity method	c	26,889	(15,823)	11,066	26,889	(15,823)	11,066
Other financial assets		-	-	-	-	-	-
Property, plant and equipment		96	-	96	96	-	96
Total non-current assets		26,985	(15,823)	11,162	26,985	(15,823)	11,162
Total assets		29,408	(15,823)	13,585	29,408	(15,823)	13,585
Current liabilities							
Trade & other payables		25	-	25	25	-	25
Total current liabilities		25	-	25	25	-	25
Non-current liabilities							
Total non-current liabilities		-	-	-	-	-	-
Total liabilities		25	-	25	25	-	76
Net assets		29,383	(15,823)	13,560	29,383	(15,823)	13,560
Equity							
Share capital		39,701	-	39,701	39,701	-	39,701
Asset revaluation reserve	d	15,315	(15,315)	-	15,315	(15,315)	-
Retained earnings/(losses)	e	(25,633)	(508)	(26,141)	(25,633)	(508)	(26,141)
Total equity		29,383	(15,823)	13,560	29,383	(15,823)	13,560

* Reported balance sheet for the year ended 31 December 2003.

Financial Report

Notes to the Financial Statements (Continued)

For The Year Ended 31 December 2005

26. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Effect of AIFRS on the income statement for the financial year ended 31 December 2004

		CONSOLIDATED			PARENT		
	Note	Super-seded policies* $	Effect of transition to AIFRS $	AIFRS $	Super-seded policies* $	Effect of transition to AIFRS $	AIFRS $
Other income		290	-	290	290	-	290
Share of profits of associates and jointly controlled entities accounted for using the equity method	a	(1,701)	728	(973)	(1,701)	728	(973)
Employee benefits expense		(511)	-	(511)	(511)	-	(511)
Administrative expenses	b	(167)	144	(23)	(167)	144	(23)
Occupation and communication expenses		(232)	-	(232)	(232)	-	(232)
Consulting expenses		(673)	-	(673)	(673)	-	(673)
Other expenses		(154)	-	(154)	(154)	-	(154)
Profit/(loss) before income tax expense		(3,148)	872	(2,276)	(3,148)	872	(2,276)
Income tax expense		-	-	-	-	-	-
Profit/(loss) from continuing operations		(3,148)	872	(2,276)	(3,148)	872	(2,276)
Profit/(loss) for the period		(3,148)	872	(2,276)	(3,148)	872	(2,276)
Profit/(loss) attributable to members of the parent entity		(3,148)	872	(2,276)	(3,148)	872	(2,276)

* Reported financial results for the year ended 31 December 2004.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

26. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Effect of AIFRS on the balance sheet as at 31 December 2004

	Note	CONSOLIDATED			PARENT		
		Super-seded policies* $	Effect of transition to AIFRS $	AIFRS $	Super-seded policies* $	Effect of transition to AIFRS $	AIFRS $
Current assets							
Cash & cash equivalents		7,222	-	7,222	6,737	-	6,737
Trade & other receivables		660	-	660	21	-	21
Inventories		7	-	7	-	-	-
Other		45	-	45	45	-	45
Total current assets		7,934	-	7,934	6,803	-	6,803
Non-current assets							
Other financial assets		-	-	-	106,408	(12,197)	94,211
Property, plant and equipment		279	-	279	88	-	88
Goodwill	c	-	34,261	34,261	-	-	-
Intangible assets	h	105,820	19,442	125,262	-	-	-
Total non-current assets		106,099	53,703	159,802	106,496	(12,197)	94,299
Total assets		114,033	53,703	167,736	113,299	(12,197)	101,102
Current liabilities							
Trade & other payables		794	-	794	62	-	62
Provisions		16	-	16	14	-	14
Deferred tax liability	g	-	38,088	38,088	-	-	-
Total current liabilities		810	38,088	38,898	76	-	76
Non-current liabilities							
Total non-current liabilities		-	-	-	-	-	-
Total liabilities		810	38,088	38,898	76	-	76
Net assets		113,223	15,615	128,838	113,223	(12,197)	101,026
Equity							
Share capital		134,731	-	134,731	134,731	-	134,731
Asset revaluation reserve	a,d	4,243	23,569	27,812	4,243	(4,243)	-
Retained earnings	e	(25,751)	(7,954)	(33,705)	(25,751)	(7,954)	(33,705)
Parent entity interest		113,223	15,615	128,838	113,223	(12,197)	101,026
Total equity		113,223	15,615	128,838	113,223	(12,197)	101,026

* Reported financial position for the financial year ended 31 December 2004.

Effect of AIFRS on the cash flow statement for the financial year ended 31 December 2004

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under the superseded policies.

Financial Report

Notes to the Financial Statements (Continued)

For The Year Ended 31 December 2005

26. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Notes to the reconciliations of income and equity

(a) Equity Accounting Movements

Research and development expenditure was capitalised under AGAAP, however under AIFRS only development expenditure is allowed to be capitalised. Therefore, previously capitalised research expenditure is required to be reversed to accumulated losses. Additionally, all amortisation associated with the previously capitalised research expenditure is required to be reversed. An equity accounted adjustment is then required to reflect the 36.7 per cent investment by the Company in Vital Health Sciences Pty Ltd (VHS).

Under AIFRS, revaluations of identifiable intangible assets are only permitted if the specific asset can be traded in an active market. The identifiable intangibles in both VHS and Petrecycle Limited (in which Phosphagenics Limited had a 30 per cent interest) cannot be traded in an active market and therefore the original adjustments taken up by Phosphagenics Limited due to revaluation of these intangibles has to be reversed. Phosphagenics Limited originally accounted for these revaluations as an increase in the equity accounted investment and a respective increase in the Asset Revaluation Reserve.

(b) Amortisation of Goodwill

Under AIFRS, amortisation of goodwill is not allowed. Rather, goodwill is regularly tested for impairment. Therefore previous amortisation is to be reversed to Accumulated Losses.

(c) Goodwill on consolidation

Phosphagenics is required to assess the fair value of tangible and intangible assets and liabilities as a result of the business combination. Therefore, at each stage of the combination, Phosphagenics Limited has determined the fair value of assets and liabilities attributable to that acquisition.

Goodwill represents the excess of the cost of the business combination over the fair value of net tangible and intangible assets acquired.

(d) Asset Revaluation Reserve

To bring the intellectual property up to its fair value as at the date of acquisition, Phosphagenics Limited is required to increase the value of its original 36.7 per cent holding in VHS. This is required to be brought to the Asset Revaluation Reserve. In addition, the reserve in respect of the investment in Petrecycle requires reversing to accumulated losses under AIFRS.

(e) Retained earnings

The effect of the above adjustments on retained earnings is as follows:

		CONSOLIDATED		PARENT	
	Note	1 Jan 2004 $	31 Dec 2004 $	1 Jan 2004 $	31 Dec 2004 $
Research expenditure written off	a	(508)	(784)	(508)	(784)
Equity accounting adjustments	a	-	432	-	432
Reserve reversed	d	-	(8,042)	-	(8,042)
Goodwill no longer amortised	c	-	440	-	440
Total adjustment to retained earnings		(508)	(7,954)	(508)	(7,954)

(f) Adoption of AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement.* There was no impact on the Income Statement and equity on adoption of AASB 132 and AASB 139.

Financial Report

Notes to the Financial Statements (Continued)

For The Year Ended 31 December 2005

26. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Notes to the reconciliations of income and equity (cont)

(h) Deferred Tax Liabilities

AIFRS requires a company to recognise the potential future tax liabilities associated with future income derived from acquired assets in respect of which there are no deductions available for tax purposes.

Under AIFRS, entities are required to recognise deferred tax liabilities whenever the recovery or settlement of the accounting carrying amount of an asset would make future tax payments larger than they would be if such recovery were to have no tax consequences. The purchase of intellectual property associated with VHS by definition has a cost base of zero and is going to be used to generate future revenues (the basis for its valuation). Generally where recovery is through use the relevant tax base will be the value of the future tax deductions associated with the use of the asset in gaining or producing assessable income. As Phosphagenics has not elected to consolidate for income tax purposes the depreciable basis of the Intellectual Property (IP) in VHS remains unchanged on acquisition, and has been assessed as nil for all IP.

In accordance with AIFRS, Phosphagenics was required to recognise the fair value of the assets of VHS on accounting consolidation. As result of recognising this uplift in the accounting value of the IP, Phosphagenics is required to recognise an associated deferred tax liability, being the increase in tax payments that will arise through the realisation of the carrying value of the IP through use. As the future use of the IP does not give rise to tax deductions for VHS, Phosphagenics is required to recognise 30% of the carrying value of the IP as a deferred tax liability.

(i) Provisional accounting

In the half year reporting period to 30 June 2005, the group took advantage of the provisional accounting rules in AASB 3: *Business Combinations* in determining the fair value of the assets and liabilities acquired in its acquisition of the remaining issued capital of VHS. As part of the acquisition accounting, the group obtained an independent valuation of the identifiable intangible assets which resulted in an uplift in the value provisionally assigned. The effect of the valuation on the acquisition accounting has been recorded in the balance sheet at 31 December 2004.

Financial Report

Notes to the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

INDEPENDENT AUDITORS REPORT

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Independent audit report to members of Phosphagenics Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Phosphagenics Limited (the company) and the consolidated entity, for the year ended 31 December 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Notes to the Financial Statements (Continued)

For The Year Ended 31 December 2005

INDEPENDENT AUDITORS REPORT (Continued)

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration. The Auditors' Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this audit report was signed. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of Phosphagenics Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Phosphagenics Limited and the consolidated entity at 31 December 2005 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Don Brumley
Partner
Melbourne
16 March 2006

Financial Report

Notes to the Financial Statements (Continued)

For The Year Ended 31 December 2005

Directors' Declaration

The Directors declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(b) in the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

(c) the Directors have been given the declarations required by s.295A of the Corporations Act 2001

At the date of this declaration, the Company is within the class of companies affected by ASIC Class Order 98/1418. The nature of the deed of cross guarantee is such that each company which is party to the deed guarantees to each creditor payment in full of any debt in accordance with the deed of cross guarantee.

In the Directors' opinion, there are reasonable grounds to believe that the Company and the companies to which the ASIC Class Order applies, as detailed in note 52 to the financial statements will, as a group, be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the Directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Board

Harry Rosen
MANAGING DIRECTOR

Melbourne
16 March 2006

Phosphagenics Limited

Additional Shareholder Information
Rule 4.10. as at 16 March 2006

SHARES

Twenty Largest Holdings : Ordinary Fully Paid Shares.		% Issued Shares	Ranking
Paroha Nominees Pty Ltd	61,367,143	11.22%	1
Jogra Nominees Pty Ltd	59,171,143	10.82%	2
HSBC Custody Nominees(Australia) Limited	48,257,304	8.83%	3
H Snook Pty Ltd	32,039,529	5.86%	4
ANZ Nominees Limited<Cash Income A/C>	27,938,656	5.11%	5
Computershare Company Nominees Limited	18,197,531	3.33%	6
Westpac Custodian Nominees limited	15,515,000	2.84%	7
Zahavette Pty Ltd	15,457,867	2.83%	8
Oakmor Pty Ltd	15,299,926	2.80%	9
Bedison Pty Ltd	12,027,690	2.20%	10
Glencan Pty Ltd	11,120,994	2.03%	11
Bruce Robert Butler	7,626,406	1.39%	12
Dalsey Pty Ltd<The Dalsey Super Funf A/C>	6,877,323	1.26%	13
Paradyce Pty Ltd	6,101,123	1.12%	14
Shyney Pty Ltd	6,020,800	1.10%	15
Decoland Holdings Pty Ltd	5,818,454	1.06%	16
Rijem Pty Ltd	5,441,901	1.00%	17
Ernest Szoke	5,084,270	0.93%	18
Herbert Kozlov	4,236,892	0.77%	19
Chase Mortgage & Investments Inc.	3,844,942	0.70%	20
Sub-Total - Top 20 Holders	367,444,894	67.20%	
- Other Holders	179,313,582	32.80%	
TOTAL ISSUED SHARES	546,758,476	100.00%	

VOTING RIGHTS

Shares : One vote per share.

RANGE OF SHAREHOLDERS

Range	Holders	Units	%
1-1000	278	105,322	0.02%
1001-5000	833	2,656,796	0.49%
5001-10000	732	5,897,892	1.08%
10001-100000	1,771	57,802,335	10.57%
100001-OVER	339	480,296,131	87.84%
	3,953	546,758,476	100.00%

MARKETABLE PARCELS - SHARES

Holdings that are less than a marketable parcel of the Company's ordinary fully paid shares as at 16 March 2006, at a closing price of A$0.235 a share, consisted of a total of 491 holders each holding a parcel of less than 2,128 shares and covering an aggregate of 486,288 shares.

BUY-BACK

The Company has not undertaken any share buy-back plans during or since the year ended 31 December 2005

Phosphagenics Limited

Additional Shareholder Information-ASX Listing

Rule 4.10. as at 16 March 2006

SHARES (CONTINUED)

SUBSTANTIAL SHAREHOLDINGS

The following Substantial Shareholdings('SSH') have been declared to the Company :

Holder	Declaration & Entitlement to %	Declaration & Entitlement to No. securities	Date of SSH Notice	Form No.
Orbis Global Equity Fund Ltd	11.10	66,645,634	25.01.2006	604
Harry Rosen	11.71	64,030,143	16.11.2005	604
Simon M West	11.22	61,367,143	16.11.2005	604
Harvey Snook	6.97	34,839,529	04.01.2005	603

BROKING COMMISSIONS

Not applicable following the voluntary surrender of the Company's registration as a Pooled Development Fund in December 2004 and the re-classification of the Company by Standard & Poors as a biotechnical company within the classifications of the official lists of the Australian Stock Exchange.

OPTIONS (EXERCISE PRICE 20 CENTS EACH)

Twenty Largest Holdings : Expiring 7 June 2009		% Issued Options	Ranking
Mark Kerr	5,737,500	9.62%	1
Berkeley Consultants Pty Ltd	4,397,500	7.37%	2
ANZ Nominees Limited<Cash Income A/C>	3,517,212	5.90%	3
Peter Laurence Smith	3,200,000	5.36%	4
Harry Rosen	2,675,000	4.48%	5
Simon M West	2,675,000	4.48%	6
Chase Pacific Fund Inc	2,000,000	3.35%	7
Ross & Gina Copeland	1,754,824	2.94%	8
Speculative Holdings Pty Ltd	1,400,000	2.35%	9
Paraha Nominees Pty Ltd	1,250,000	2.10%	10
Andrew L Vizard	1,200,000	2.01%	11
Ferndale Worldwide Limited	1,200,000	2.01%	12
Harvey Snook	1,125,000	1.89%	13
Paraha Nominees Pty Ltd<Superannuation Fund A/C>	1,125,000	1.89%	14
Rijem Nominees Pty Ltd	1,110,625	1.86%	15
Noarlunga Nominees Pty Ltd	1,100,000	1.84%	16
Ross & Gina Copeland	974,736	1.63%	17
Russell Smith	890,983	1.49%	18
Mark Carrazzo	500,000	0.84%	19
Lindmark Investments Pty Ltd<Staff Super Fund A/C>	494,973	0.83%	20
Sub-Total - 20 Largest Holders	38,328,353	64.26%	
Other Holders	21,318,359	35.74%	
TOTAL ISSUED AND UNEXERCISED OPTIONS 16 MARCH 2006	59,646,712	100.00%	

Phosphagenics Limited

Additional Shareholder Information-ASX Listing
Rule 4.10. as at 16 March 2006

VOTING RIGHTS

Options carry no voting rights.

RANGE OF OPTION HOLDERS

Range	Holders	Units	%
1-1000	92	39,497	0.07%
1001-5000	398	1,135,074	1.90%
5001-10000	185	1,376,573	2.31%
10001-100000	222	7,398,053	12.40%
100001-OVER	66	49,697,515	83.32%
	963	59,646,712	100.00%

MARKETABLE PARCELS - OPTIONS

Not applicable as options are not the Company's main security.

OPTIONS - EXERCISE DATES

Each option may be exercised on the first day on which ADIs(as defined in the Banking Act 1959 (Cth) are open for business in Melbourne, Victoria (excluding Saturdays and Sundays) in any month in which the option is granted to the date of its expiry inclusive or during the period of at least seven business days before the record date for determining participation in any bonus and/or cash issues. Optionholders are referred to the terms and conditions of the June 2009 options for additional information.

RESTRICTED SECURITIES/ UNQUOTED SECURITIES

As at the date of this Report :
There are no unquoted securities other than options issued under the terms of the Company shareholder approved
Employee Share Option Plan("PLAN")

In August 2005, the Company granted under the terms & conditions of the PLAN, a total of three million August 2010 options with an exercise price of A$0.2148 an option. The options may be exercised at any time before the expiry date in 2010 after they have become fully vested. The three million options were granted on the basis of six equal tranches of 500,000 options, of which 500,000 options vested upon grant, and thereafter a further 500,000 options are to vest at the end of successive six-monthly periods.
As at the date of this Report a total of one million options have vested.

Range of and Largest Holdings : Expiring 18 August 2010	As at 16/3/05	% Issued Options	Ranking
Dr S Webb	3,000,000	100.00%	1

VOTING RIGHTS

The ESOP Options carry no voting rights.

Notes

Notes

PHOSPHAGENICS LIMITED

www.phosphagenics.com

THIS DOCUMENT IS IMPORTANT

If you do not understand it or are in any doubt about how to act, you should consult your stockbroker, solicitor, accountant or other professional adviser immediately.

PHOSPHAGENICS

PHOSPHAGENICS LIMITED

ABN 32 056 482 403

Notice of Annual General Meeting

and

Explanatory Memorandum

IMPORTANT DATES

Close for receipt of written questions to Auditor	5.00 p.m.	Friday 19 May 2006
Close for receipt of Proxy Forms	2.00 p.m.	Wednesday 24 May 2006
Determination of Entitlement to Vote	7.00 p.m.	Wednesday 24 May 2006
Meeting	2.00 p.m.	Friday 26 May 2006

The Annual General Meeting of Shareholders of Phosphagenics Limited will be held on Friday 26 May 2006 at the RACV Club, Level 2, 501 Bourke Street, Melbourne commencing at 2.00 p.m.

If you are unable to attend the meeting, you are requested to complete the form of proxy enclosed with this Notice of Meeting and return it to the Company either by mail or by facsimile as soon as possible and in any event so it is received by the Company Secretary at the place specified in the proxy form by 2.00 p.m. on Wednesday 24 May 2006.

When completing the Proxy Form your Board of Directors request that members make it a "directed" proxy vote by indicating for each resolution either a vote "For" or "Against" or "Abstain".

Phosphagenics Limited
ABN 32 056 482 403
Level 2, 90 William Street, Melbourne, Victoria 3000
Telephone : (03) 9605 5900, Facsimile : (03) 9605 5999

Notice of Annual General Meeting

Notice is given that an Annual General Meeting of the members of Phosphagenics Limited ("**Company**") will be held at the RACV Club, Level 2, 501 Bourke Street, Melbourne, on Friday 26 May 2006 at 2.00 p.m.

BUSINESS

The business of the meeting is:

ORDINARY BUSINESS

Item 1 To receive and consider:

(a) *the Balance Sheet and Notes thereto of the Company as at 31 December 2005*

(b) the Income Statement and Notes thereto of the Company for the period ended on that date; and

(c) the related Report of the Directors and the Report of the Auditors.

Item 2 Resolution No. 1 – Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the Remuneration Report as set out in the Annual Report for the financial year ended 31 December 2005 be adopted

Note – the vote on this resolution is advisory only and does not bind the Directors or the Company.

Item 3 Resolution Nos. 2 & 3 – Election of Directors

To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

Resolution No. 2

That Dr I G Pattison, a Director retiring by rotation in accordance with Clause 56 of the Constitution, be re-elected a Director of the Company; and

Resolution No. 3

That Dr E Ogru, a Director appointed during the year and retiring in accordance with Clause 54 of the Constitution be elected a Director of the Company.

SPECIAL BUSINESS

Item 4 Resolution No. 4 – Ratification of Recent Shares Placements

To consider and, if thought fit, pass as an ordinary resolution:

That, in accordance with Australian Stock Exchange Limited Listing Rule 7.4, the placement of an aggregate of 46,875,000 ordinary shares issued on 14 November 2005 at 24.0 cents a share, under the terms and conditions set out in the Explanatory Memorandum, be ratified

be approved

Item 5 Resolution No. 5 – Adoption of New Constitution

To consider and, if thought fit, pass as a special resolution:

That the provisions contained in the printed document submitted to the meeting, and for the purpose of identification signed by the Chairman, be approved and adopted as the Constitution of the Company in substitution for and to the exclusion of the existing Constitution

Item 6 *Any other business that may be properly brought forward at the meeting.*

DATED 21 April 2006

BY ORDER OF THE BOARD

Mourice R Garbutt
Company Secretary

INFORMATION FOR SHAREHOLDERS

Proxies

1 A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies.

2 A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise one half of the member's votes. If the member appoints two proxies, neither may vote on a show of hands.

The Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure (ACT 2004 (Cth) ("CLERP 9") was passed by Parliament on 25 June 2004 and received Royal Assent on 30 June 2004.

The reforms covered by CLERP in the main, impact upon financial years commencing on 1 July 2004 and reporting thereon.

Some changes came into effect as of 1 July and 30 September 2004 allowing:

- Notices of meetings to be distributed electronically
- A member to appoint a body corporate as well as an individual as their proxy and also that a body corporate appointed as a proxy may then nominate an individual to exercise its powers at meetings.

3 A proxy need not be a member of the Company.

4 The proxy form must be signed by the member or the member's attorney. In the case of joint holdings all joint holders must sign the proxy form.

5 Proxies given by corporations may be executed in accordance with Section 127 of the Corporations Act 2001 or by the appointor's attorney duly authorised in writing. Should the constitution of a company permit the execution of documents without using a common seal, the document must be signed by:

(a) 2 directors of the company; or

(b) a director and either a company secretary of the company or other authorised signatory; or

(c) for a proprietary company that has a sole director who is also the sole company secretary – that director and noting both positions.

6 To be valid the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or an attested copy of it) may be lodged with the Company:

(a) in person at either of its Registered Office at Level 2, 90 William Street, Melbourne 3000; or the Share Registrar – Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford, Vic, 3067

(b) by faxing it to the Registered Office on fax number (03) 9605 5999; or the Share Registrar on fax number (03) 9473 2555

(c) by mail to the Registered Office at the above address or to the Share Registrar, Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Vic 3001 Australia

not later than 2.00 p.m. Wednesday 24 May 2006 being 48 hours before the holding of the meeting.

7 Unless a member specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting. **Accordingly, your Board of Directors urge members, when completing the proxy form, to direct the proxy by indicating a vote for either "For" or "Against" or "Abstain".**

Entitlement to Vote

8 Exclusions:

- there are no voting exclusions applicable to resolutions no's 1 to 3 (inclusive), and 5
- voting exclusions will apply to resolution 4 such that any votes cast by participants of the Placement, and/or their associates will be disregarded

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy forms; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with directions on the proxy form to vote as the proxy decided.

9 Pursuant to section 1074E(2)(g) and regulation 7.11.37 of the Corporations Act 2001, the Directors have determined that the shareholding of each member for the purposes of ascertaining voting entitlements for the Annual General Meeting will be as it appears on the Register of Members at 7:00 p.m. Melbourne time on Wednesday 24 May 2006.

Questions and Comments by Members at the Meeting

10 In accordance with the *Corporations Act 2001*, a reasonable opportunity will be given to members – as a whole - to ask questions about or make comments on the management of the Company at the meeting.

Similarly, a reasonable opportunity will be given to shareholders – as a whole – to ask the Company's external Auditor, Ernst & Young, questions relevant to:

(a) the conduct of the audit;

(b) the preparation and content of the Auditors' Report;

(c) the accounting policies adopted by the Company in relation to the preparation of its financial statements; and

(d) the independence of the Auditor in relation to the conduct of the audit.

Shareholders may also submit a written question to Ernst & Young via the Company, no later than 5 business days before the Annual General Meeting if the question is relevant to the content of the Ernst & Young Audit Report or the conduct of its audit of the Company's Financial Report for the year ended 31 December 2005.

Relevant written questions for Ernst & Young must be received no later than 5.00 p.m. (Melbourne time) on Friday 19 May 2006. A list of those relevant written questions will be made available to shareholder attending the AGM. Ernst & Young will either answer the questions at the AGM or table written answers to them at the AGM. If written answers are tabled at the AGM, they will be made available to shareholders as soon as practicable after the AGM.

Please send any written questions for Ernst & Young to the Company by facsimile (+613) 9605 5928; or to Phosphagenics Limited, Level 2, 90 William Street, Melbourne Vic 3000 or by email to mgarbutt@phosphagenics.com by no later than 5.00 p.m. (Melbourne time) on Friday 19 May 2006.

Definitions:

In this Notice and supporting documentation:

"ASX" means Australian Stock Exchange Limited.
"Company" means Phosphagenics Limited ABN 32 056 482 403.
"Listing Rules" means the Listing Rules of ASX.

BUSINESS

Item 1 Financial Statements and Reports

The Financial Statements and Reports for the period ended 31 December 2005, which are set out in the Annual Report, will be presented for members' consideration and discussion.

Item 2 Remuneration Report

Resolution No 1

The Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure ACT 2004(Cth))("CLERP 9") requires that a resolution be put to the members to adopt the Remuneration Report as disclosed in the Directors' Report.

The vote on this resolution is advisory only and non-binding.

The resolution gives the members the opportunity to ask questions or make comments concerning the Remuneration Report during the meeting.

The Remuneration Report is set out on pages 22 - 24 of the Company's 2006 Annual Report.

The report:

- explains the Board's policies in relation to the nature and level of remuneration paid to directors, secretaries and senior managers within the Phosphagenics group;
- discusses the link between the Board's policies and Phosphagenic's performance;
- provides a details summary of performance conditions, explaining why they were chosen and how performance is measured against them;
- identifies the companies that Phosphagenics' performance is measured against for the purpose of its long term incentive plan;
- sets out remuneration details for each director and for each member of Phosphagenic's senior executive *management team*; *and*
- makes clear that the basis for remunerating non-executive directors is distinct from the basis for remunerating executives, including executive directors.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

The Board unanimously recommends that shareholders vote in favour of Resolution No. 1.

Item 3 Election of Directors

Resolution No 2 Retirement by Rotation

Dr Ian Grant Pattison: Executive Director – Chief Operating Officer

Clause 56 of the Constitution and the Listing Rules require that, at each annual general meeting, one third of the Directors (or if their number is not a multiple of three, then the number nearest to but not exceeding one third) must retire from office. The Directors retire by rotation with the Directors who have been the longest in the office since being appointed or re-appointed being the Directors who must resign in any year. Each Director is entitled to offer himself for re-election as a Director at the annual general meeting which coincides with his retirement. Clause 73.7 of the Constitution and the Listing *Rules provide that the Managing Director is exempted from the requirement to retire by rotation.*

Dr Pattison, as a Director of the Company, will retire by rotation in accordance with the Constitution and Listing Rule LR 14.4 at the Annual General Meeting and, being eligible, has nominated for re-election as a Director of the Company.

Resolution No 3 Retirement of Appointed Director

Dr Esra Ogru: Executive Director - Research & Development

Clause 54 of the Constitution provides that the Directors may appoint any person as a Director to fill a casual vacancy or as an addition to the existing Directors. A Director appointed under clause 54 will hold office until the next annual general meeting of the Company when the Director may be re-elected but will not be taken into account in determining the number of Directors who must retire by rotation.

Dr Ogru was appointed as a Director of the Company in November 2005. As an appointee during the year Dr Ogru may only hold office until the next Annual General Meeting of the Company, when, pursuant to Constitution Clause 54.2, she must retire. Being eligible, and having nominated for re-election, Dr Ogru now seeks election by members as a Director of the Company.

A detailed "pen picture" of each of the above named directors is set out in the Annual Report as sent to members with the Annual General Meeting documentation

Item 4 **Ratification of Recent Share Placements**

Resolution No. 4

During the twelve month period immediately preceding this Notice of Meeting dated 21 April 2006 the Board of Directors approved the issue without shareholder approval of 46,785,000 ordinary fully paid shares at 24.0 cents a share to overseas and domestic institutions and sophisticated investors through broking houses BBY Limited and Collins Stewart Limited, on 14 November 2005 ("Placement").

Participants in the above Placement were:

ANZ Nominees Ltd(Cash Income A/C)	630,000
HSBC Custody Nominees (Australia) Ltd.(as nominee of Orbis Global Equity Fund Limited)	28,386,667
HSBC Custody Nominees (Australia) Ltd.(as nominee of Orbis Capital Limited	8,330,000
Westpac Custodian Nominees Ltd. (as nominee of Orbis SA Fund Limited)	1,190,000
Westpac Custodian Nominees Ltd. (as nominee of Orbis SICAV Global Equity Fund)	2,040,000
Westpac Custodian Nominees Ltd.(as nominee of Orbis Optimal Global Fund)	450,000
Westpac Custodian Nominees Ltd. (as nominee of Orbis MIS Orbis Global Equity Fund)	640,000
Citicorp Nominees Pty Limited	1,250,000
BBY Nominees Pty Ltd	454,999
Jefferies International (Nominees) Limited	250,000
Cameron Stockbrokers Pty Ltd <Placement A/C>	208,334
M G Passmore Nominees Pty Ltd	200,000
Global Fair Trading Pty Ltd	200,000
Gravcon Pty Ltd	125,000
Beirne Trading Pty Ltd	200,000
Colvic Pty Ltd	120,000
Cogent Nominees Pty Ltd	200,000
Cost Nominees Limited	2,000,000
	46,785,000

The funds raised through the Placement will enable the programme for clinical trials and product development to be increased during the 2006 financial year.

The shares as set out above rank equally with all other ordinary shares in the Company.

Under Listing Rule 7.1, a listed company must obtain the approval of its shareholders before it can issue securities, if the number of those securities plus the number of any securities issued in the previous 12 months, is more than 15% of the number of issued securities at the start of that 12 month period.

Listing Rule 7.4 provides that an issue of securities by a listed company made without shareholder approval under ASX Listing Rule 7.1, is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the approval of its ordinary shareholders is subsequently obtained.

The Placement did not breach ASX Listing Rule 7.1 at the time of the issue of the Placement shares.

Accordingly, the Directors seek ratification for the issue of the Placement shares to the persons listed above so that this issue of shares does not count towards the 15% limit on the number of securities which can be issued by the Company without approval of ordinary shareholders within a 12 month period.

The passage of resolution 4 will restore the Company's capacity to raise further capital without shareholder approval in accordance with Listing Rule 7.1. The Company has no present plans to raise any further capital.

As noted in the Notice of Meeting and pursuant to Listing Rules 7.5.6 and 14.11, voting exclusions apply to this resolution such that any votes cast by participants of the Placement and/or their associates will be disregarded.

Item 5 Adoption of New Constitution

Resolution No. 5

Save for the inclusion of clause 59.8 of the Constitution at the 2001 Annual General Meeting of the Company the Constitution of the Company is that as adopted by shareholders at the 1999 Annual General Meeting.

Since 1999 there have been numerous changes in Australian corporate law and the Listing Rules

In addition, the Company ceased in December 2004 to be a registered Pooled Development Fund.

Your Directors propose and recommend for your consideration that the Company's Constitution be updated to reflect these changes as they affect a public, listed entity.

A copy of each of the existing and proposed Constitution documents can be viewed at the Company's registered office:

Level 2, 90 William Street
Melbourne Vic 3000

or viewed on the Company's website at:

www.phosphagenics.com.au

VOTING:

Each resolution will be moved, seconded and open to the meeting for discussion.

Following the completion of discussion the Chairman will inform the meeting of the details of the valid proxy voting received by the Company.

The resolutions will then be put to the vote. In the first instance this will be by way of a show of hands.

Should a POLL be requested then all shares represented by the votes present at the meeting will be counted. The majority of votes required to pass a resolution are as follows:

Ordinary Resolution (nos. 1 to 4(inclusive)) a simple majority of votes of members present either in person or by proxy/representation.

Special Resolution (no. 5) a three quarter majority of votes of members present either in person or by proxy/representative.

ABN 32 056 482 403

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) [X]

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Phosphagenics Limited and entitled to attend and vote hereby appoint

[X] the Chairman of the Meeting (mark with an 'X') **OR** [ ] If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote inaccordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Phosphagenics Limited to be held at the Clubrooms of the RACV, Level 2, 501 Bourke Street, Melbourne on Friday 26th May at 2:00pm and at any adjournment of that meeting

IMPORTANT

To ensure your proxy votes count, you should mark this box.

[X] If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Resolution No. 4 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of Resolution No. 4 and votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Resolution No. 4 and your votes will not be counted in computing the required majority if a poll is called on this Resolution. the Chairman of the Meeting intends to vote undirected proxies in favour of this resolution.

Voting directions to your proxy - please mark [X] to indicate your directions

Item		For	Against	Abstain*
Item 1.	To adopt the Remuneration Report			
Item 2.	To re-elect Ian G Pattison a Director of the Company			
Item 3.	To elect Esra Ogru, a Director of the Company			
Item 4.	To ratify the Placement of Shares			
Item 5.	Special Resolution To adopt the Constitution			

Resolutions 1 to 4 (inclusive) will be put as Ordinary Resolutions; Resolution 5 is to be put as a Special Resolution.

* If you mark the Abstain box for a particular item, you are directing your proxy <u>not</u> to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

[X] Mark with an 'X' if you wish to appoint a second proxy. **AND** [ ] % **OR** [ ] State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name	Contact Daytime Telephone	Date / /

POH 7PR

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

6 Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting at 2:00pm on Friday 26th May. Any Proxy Form received after that time will not be valid for the scheduled meeting.

7 Please note that voting exclusions apply to Resolution No.4 as set out in the Notice of Meeting dated 21 April 2006.

8 Members are urged to complete any one of the "FOR", "AGAINST" OR "ABSTAIN" boxes thereby giving a directed proxy which then can be voted in all circumstances.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 2, 90 William Street, MELBOURNE VICTORIA 3000
	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Registered Office - Level 2, 90 William Street, MELBOURNE VICTORIA 3000
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	Registered Office 61 3 9605 5928
	Share Registry 61 3 9473 2555

RECEIVED

2006 MAY 18 P 12: 23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PHOSPHAGENICS

28 April 2006

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sirs

PHOSPHAGENICS & NESTLÉ NUTRITION SIGN AGREEMENT FOR DEVELOPMENT OF PHOSPHA E® FOR FOODS AND BEVERAGES

Melbourne, Australia and Vevey, Switzerland, 28 April 2006 Phosphagenics Limited ("Phosphagenics"), the Australian Stock Exchange (ASX : POH) and the London Stock Exchange's Alternative Investment Market (AIM : PSG) listed pharmaceutical and nutraceutical company, and Nestlé Nutrition, a unit of Nestlé S.A. the world's biggest food and beverage company, today announce that they have entered into a research agreement to develop Phosphagenics' Phospha E® for use in Nestlé Nutrition's products. Products containing this superior form of vitamin E have the potential to play a role in the prevention and treatment of metabolic syndrome.

Under the terms of the agreement, Nestlé Nutrition will contribute some of the funding towards a full dose-response preclinical study of Phospha E®, before full scale evaluation of the product in humans. Phospha E® has been shown in animal trials to lower blood cholesterol and triglyceride levels and to prevent or reduce arterial plaque formation, as well as inhibiting the main inflammatory pathways involved in metabolic syndrome.

In return, Nestlé Nutrition has obtained an option to license Phospha E® for its use in nutritional products that target the prevention and treatment of metabolic syndrome. Upon completion of the preclinical trials, Nestlé Nutrition may exercise its option, upon payment of an option fee. The agreement requires that Nestlé Nutrition launch a product within 12 months of regulatory approval of the product and claims, and that Phosphagenics will be responsible for the manufacture of and sale to Nestle Nutrition of Phospha E®.

Harry Rosen, Managing Director of Phosphagenics, said "Phosphagenics is delighted to have signed this agreement with Nestlé Nutrition, which builds on our collaborative work so far. As one of the world's largest nutrition companies, Nestlé Nutrition is the ideal partner to exploit the potential of Phospha E® in nutritional products".

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
poh\asx\nestle 28 04 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

About metabolic syndrome

Metabolic syndrome is a multifactorial risk factor for cardiovascular disease and diabetes. The root causes of metabolic syndrome are overweight/obesity, physical inactivity, and genetic factors. It is estimated that about 27% of adults in the US have metabolic syndrome *and that one in three overweight or obese people in the US have this condition.* The condition is being diagnosed with increasing frequency.

About Phosphagenics

Phosphagenics is a pharmaceutical and nutraceutical company with a diversified portfolio of technologies encompassing drug delivery, drug enhancement, and active ingredients for dietary supplements, functional foods and personal care products. It is based in Melbourne, Australia. Its shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). Further information regarding Phosphagenics can be found at www.phosphagenics.com.

About Nestlé Nutrition

Nestlé Nutrition is an autonomous business operation within the Nestlé group that manages and develops the group's core nutrition business. Through science-based nutrition products and services, Nestlé Nutrition will help enhance the quality of people's lives by supporting health and providing care for specific consumer groups with special nutrition needs at every stage of life. Its product portfolio – covering infant nutrition, healthcare nutrition, and performance nutrition – includes such trusted and well-recognised brands as: NAN, LACTOGEN, NESLAC, NUTREN, PEPTAMEN and POWERBAR.

For further information please contact:

Australia:
Phosphagenics Limited : Harry Rosen, Managing Director
Telephone: +61 3 9605 5900

Public Relations Exchange ("PRX"): Jonathon Geddes
Telephone: +61 3 9607 4500